Execution Version

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is dated as of October 28, 2025, by and between Cybin Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the "Company"), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a "Purchaser" and collectively, the "Purchasers").

Whereas, subject to the terms and conditions set forth in this Agreement and pursuant to a short form base prospectus under Canadian Securities Laws (as defined below) and an effective registration statement under the U.S. Securities Act (as defined below), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement (the "Offering").

Now, Therefore, In Consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the U.S. Securities Act.

"Applicable Laws" means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"Applicable Securities Laws" means, collectively, Canadian Securities Laws and U.S. Securities Laws.

"Authorization" means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to a study, including any dealer's license under the FDR-J, ethical review board approval or other authorization for a study, or other authorizations related to the Business.

"Business" means the business of delivery of psilocin, psilocybin, DMT, DMT analogs, psilocybin analogues, and a range of tryptamines and phenylethylamines, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products including the above or other drug substances, including in the context of clinical trials, research, development, commercialization, licensing, service delivery; development of drug and device combination products for the delivery of drugs; development of a psychotherapy model, or other contexts within the pharmaceutical, biotechnology, and medical device fields.

"Business Day" means any day other than Saturday, Sunday or other day (excluding Lincoln's Birthday (February 12) and Election Day) on which commercial banks in The City of New York are authorized or required by law or other governmental action to remain closed; provided that, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally open for use by customers on such day.

"Canadian Base Prospectus" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Canadian Base Shelf Prospectus" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Canadian Company Counsel" means Aird & Berlis LLP.

"Canadian Jurisdictions" means each of the provinces and territories of Canada.

"Canadian Prospectus" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Canadian Prospectus Supplement" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Canadian Qualifying Authorities" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Canadian Securities Laws" means all Applicable Securities Laws of each of the Canadian Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the Securities Commissions in the Canadian Jurisdictions.

"Cboe" means Cboe Canada Inc.

"CDS" means CDS Clearing and Depository Services Inc.

"CDSA" means the Controlled Drugs and Substances Act (Canada).

"Clinical Trials" has the meaning ascribed to such term in Section 3.1(pp) of this Agreement.

"Closing" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

"Closing Date" means October 31, 2025, or any other such date as is agreed to by the Purchaser and the Company in writing, provided that all of the Transaction Documents have been executed and delivered by the applicable parties thereto and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

"Code" has the meaning ascribed to such term in Section 3.1(kk) of this Agreement.

"Common Shares" means common shares in the capital of the Company.

“Company’s Auditors” means Zeifmans LLP.

"Continuous Disclosure Materials" means the Registration Statement, the Prospectuses and the documents incorporated by reference therein.

"Criminal Code" means the Criminal Code (Canada).

"Cybin Entity" means the Company and each Subsidiary.

“DEA” means United States Drug Enforcement Agency.

"Decision Document" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Disclosed Principal" means an agent or trustee for a principal.

"Disclosure Time" means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, unless otherwise instructed as to an earlier time by the Placement Agents, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof, unless otherwise instructed as to an earlier time by the Placement Agents.

"DMT" means N,N-Dimethyltryptamine.

"Drug Product" means any drug product regulated for sale or use under supervision of a health care practitioners and that includes an active pharmaceutical ingredient that is psilocin, psilocybin, DMT, psilocybin analogues, and a range of tryptamines and phenylethylamines, and other restricted drugs or controlled substances in the jurisdictions in which the Company operates.

“Employee Plans” has the meaning ascribed to such term in Section 3.1(bbb) of this Agreement.

“Engagement Letter” shall have the meaning set forth in Section 5.20(b).

“Environmental Laws” has the meaning ascribed to such term in Section 3.1(ss) of this Agreement.

"Environmental Permits" has the meaning ascribed to such term in Section 3.1(ss) of this Agreement.

"Exchanges" means, together, Cboe and NYSE American.

"FCPA" means the Foreign Corrupt Practices Act of 1977, as amended.

"FDA (Canada)" means the Food and Drugs Act (Canada).

"FDA (US)" means the United States Food and Drug Administration.

"FDR-C" means part C of the Food and Drugs Regulations (Canada) of the FDA (Canada).

"FDR-J" means part J of the Food and Drugs Regulations (Canada) of the CDSA.

"Governmental Authority" means and includes, without limitation, any national or federal government, province, state, territory, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

"Hazardous Substances" has the meaning ascribed to such term in Section 3.1(ss) of this Agreement.

"Intellectual Property" means collectively, all intellectual property rights of whatsoever nature, kind or description, including all: (a) trademarks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, trade names and other trade-mark and service mark rights, including associated goodwill; (b) copyrights and applications therefor, including all computer software and rights related thereto and any associated waivers of moral rights; (c) all foreign and domestic patents and patent applications (including all provisional, divisional, substitution, continuation and continuation in-part applications, and all foreign counterparts thereof) and all foreign and domestic patents (including extensions, reissues re-examinations, renewals, inventors certificates and foreign counterparts thereof); (d) trade secrets and proprietary and confidential information; (e) industrial designs and registrations thereof and applications therefor; (f) renewals, modifications, developments and extensions of any of the items listed in clauses (a) through (e) above; and (g) patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing.

"Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; and (e) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders' rights, trademark, industrial design, copyright, and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world.

"Leased Premises" means the premises which the Company and any Cybin Entity occupy as a tenant, as the case may be, which are material to the Company and any Cybin Entity, as the case may be.

"Licenses" has the meaning ascribed to such term in Section 3.1(g) of this Agreement

"Liens" means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” means the effect (i) resulting from any event, fact, or change that is materially adverse to the business, assets (including intangible assets), affairs, operations, earnings, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), prospects or results of operations of the Company and any of the Subsidiaries, taken as a whole, whether or not arising in the Ordinary Course of business, (ii) that would result from any of the Transaction Documents containing a misrepresentation within the meaning of Applicable Securities Laws or (iii) which materially delays or materially impairs the ability of the Company to comply, or prevents the Company from timely complying, with its obligations under this Agreement, the other Transaction Documents, or with respect to the Closing, or would reasonably be expected to do so.

"Material Subsidiaries" means those Subsidiaries listed in Exhibit D.

"Member" has the meaning ascribed to such term in Section 3.1(hhh) of this Agreement;

"Money Laundering Laws" has the meaning ascribed to such term in Section 3.1(ggg) of this Agreement.

"NHPR" means the Natural Health Product Regulations (Canada) of the FDA (Canada).

"NI 44-101" has the meaning ascribed to such term in Section 3.1(ii)(B).

"NI 51-102" means National Instrument 51-102 Continuous Disclosure Obligations.

"NYSE American" means NYSE American LLC.

"Offering" shall have the meaning ascribed to such term on the face page of this Agreement.

"Ordinary Course" means, with respect to an action taken by a person, that such action is consistent in all material respects with past practices of the person and is taken in the ordinary course of the normal day-to-day operations of the person, in each case, as is determined as of the relevant date.

"OSC Rule 72-503" means OSC Rule 72-503 - Distributions Outside Canada.

"PATRIOT Act" has the meaning ascribed to such term in Section 3.2(n) of this Agreement.

"PCMLTFA" has the meaning ascribed to such term in Section 3.2(n) of this Agreement.

"Per Pre-funded Warrant Purchase Price" equals the Per Share Purchase Price less $0.00001.

"Per Share Purchase Price" equals $6.51.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Personal Data" has the meaning ascribed to such term in Section 3.1(ss) of this Agreement.

"Placement Agents" means, collectively, Jefferies LLC, TD Securities (USA) LLC, Bloom Burton Securities Inc. and Cantor Fitzgerald & Co.

"Pre-funded Warrants" means the pre-funded warrants, in the form of Exhibit A attached hereto, issued to each Purchaser pursuant to this Agreement.

"Pre-funded Warrant Shares" means the Common Shares issuable upon exercise of the Pre-funded Warrants.

"Prospectuses" has the meaning ascribed to such term in Section 3.1(ii)(C).

"Proceeding" means an action, claim, suit, arbitration, hearing, investigation, notice of violation, inquiry or proceeding (including an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing or (to the Company's knowledge) otherwise.

"Purchaser" shall have the meaning ascribed to such term on the face page of this Agreement, and shall include any Disclosed Principal.

"Purchaser Party" shall have the meaning ascribed to such term in Section 4.8 of this Agreement.

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act that is also a U.S. Accredited Investor.

"Registration Statement" has the meaning ascribed to such term in Section 3.1(ii)(C).

"Regulation S" means Regulation S under the U.S. Securities Act.

"Reviewing Authority" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Rules and Regulations" has the meaning ascribed to such term in Section 3.1(ii)(C).

"Sanctioned Countries" has the meaning ascribed to such term in Section 3.1(hhh)(i)(B) of this Agreement.

"Sanctions" has the meaning ascribed to such term in Section 3.1(hhh)(i)(A) of this Agreement.

"SEC" means the United States Securities and Exchange Commission.

"Securities" means the Shares, the Pre-funded Warrants, the Warrants, the Pre-funded Warrant Shares and Warrant Shares.

"Securities Commissions" means the applicable securities commission or regulatory authority in each of the Canadian Jurisdictions and "Securities Commissions" means all of them;

"Shares" means the Common Shares issued to each Purchaser pursuant to this Agreement.

"Shelf Procedures" has the meaning ascribed to such term in Section 3.1(ii)(B).

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the U.S. Exchange Act (but shall not be deemed to include locating and/or borrowing Common Shares).

"Subscription Amount" means, as to each Purchaser, the aggregate amount to be paid for Shares and Pre-funded Warrants purchased hereunder as specified below such Purchaser's name on the signature page of this Agreement and next to the heading "Subscription Amount," in United States dollars and in immediately available funds.

"Subsidiary" means those entities listed in Exhibit C, and "Subsidiaries" means all of them.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement.

"Taxes" has the meaning ascribed to such term in Section 3.1(hh) of this Agreement.

"Trade Sanctions" has the meaning ascribed to such term in Section 3.2(j) of this Agreement.

"Trading Day" means a day on which the NYSE American is open for trading.

"Trading Market" means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the Toronto Stock Exchange, TSX Venture Exchange or Cboe (or any successors to any of the foregoing).

"Transaction Documents" means this Agreement, the Warrants, the Pre-funded Warrants and the Placement Agency Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder and thereunder.

"Transfer Agent" means Odyssey Trust Company, at its principal office in Calgary, Alberta, and any successor transfer agent of the Company.

"U.S. Accredited Investor" means an "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act.

"U.S. Base Prospectus" has the meaning ascribed to such term in Section 3.1(ii)(C) of this Agreement.

"U.S. Company Counsel" means Dorsey & Whitney LLP.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Person" means a "U.S. person" as such term is defined in Regulation S.

"U.S. Prospectus" shall have the meaning ascribed to such term in Section 3.1(ii)(C).

"U.S. Prospectus Supplement" shall have the meaning ascribed to such term in Section 3.1(ii)(C).

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"U.S. Securities Laws" means all Applicable Securities Laws in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

"Warrant" means the common share purchase warrants, in the form of Exhibit B attached hereto, issued to each Purchaser pursuant to this Agreement.

"Warrant Shares" means the Common Shares issuable upon exercise of the Warrants.

ARTICLE II

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of [●] Shares, each at the Per Share Purchase Price, and [●] Pre-funded Warrants, each at the Per Pre-funded Warrant Purchase Price. Each Share and Pre-funded Warrant will be accompanied by 0.35 of one Warrant. On the Closing Date, each Purchaser shall deliver to the Company, via wire transfer, immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser and the Company shall deliver to each Purchaser its respective Shares and/or Pre-funded Warrants and Warrants and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Canadian Company Counsel or such other location (including remotely by electronic transmission) as the parties shall mutually agree in writing. In the event the Closing does not occur within two Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Purchaser in writing, the Company shall promptly (but not later than one Business Day thereafter) return the previously wired Purchaser’s Subscription Amount to each respective Purchaser by wire transfer of United States dollars in immediately available funds to the account specified by each Purchaser, and any book entries for the Shares shall be deemed cancelled.

2.2 Deliveries.

(a) On or prior to the Closing Date, Company shall deliver or cause to be delivered to the Placement Agents and each Purchaser, the following:

(i) this Agreement duly executed by the Company;

(ii) a legal opinion of U.S. Company Counsel, dated as of the Closing Date, directed to the Placement Agents and the Purchasers, in form and substance reasonably acceptable to the Placement Agents;

(iii) a legal opinion of Canadian Company Counsel, dated as of the Closing Date, directed to the Placement Agents and the Purchasers, in form and substance reasonably acceptable to the Placement Agents;

(iv) a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system Shares, if any Shares are being purchased, equal to each Purchaser’s Subscription Amount applicable to the Shares divided by the Per Share Purchase Price, registered in the name of such Purchaser and free and clear of all restrictive and other legends;

(v) at least two (2) Business Days prior to the Closing Date, the Company’s wire instructions on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer, unless otherwise instructed by the Placement Agents;

(vi) the U.S. Prospectus and U.S. Prospectus Supplement (which may be delivered in accordance with Rule 172 under the U.S. Securities Act); and

(vii) if applicable, a signed Pre-funded Warrant to purchase up to a number of Common Shares equal to the portion of such Purchaser’s Subscription Amount applicable to Pre-funded Warrants registered as directed by the Purchaser

(viii) a signed Warrant to purchase up to a number of Common Shares equal to 35% of the sum of the number of Common Shares and Pre-funded Warrants stated on such Purchaser’s signature page hereto registered as directed by the Purchaser.

(b) On or prior to the Closing Date, each Purchaser, severally and not jointly, shall deliver or cause to be delivered to the Company (unless otherwise instructed by the Placement Agents) the following:

(i)  this Agreement duly executed by such Purchaser; and

(ii) such Purchaser’s Subscription Amount by wire transfer to the account specified in writing by the Company (which account shall not be an escrow account), which shall be made available for “Delivery Versus Payment” settlement with the Company or its designee.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being satisfied or waived by the Company:

(i)  the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) when made and on the Closing Date of the representations and warranties of the Purchasers contained herein (unless such representation or warranty is as of a specific date therein in which case they shall be accurate in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)  the delivery by each Purchaser of the items set forth in Section 2.2(b).

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being satisfied or, severally and not jointly, waived by each Purchaser:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless such representation or warranty is as of a specific date therein in which case they shall be accurate in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) as of such date);

(ii)  all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a);

(iv)  there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(v) from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the SEC, the Securities Commissions or the Company's principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing; and

(vi) evidence that the Shares, Pre-funded Warrant Shares and Warrant Shares shall have been (A) authorized for trading on NYSE American, and (B) conditionally approved for listing on Cboe, subject only to the official notice of issuance.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company represents and warrants to the Purchasers as of the date hereof and as of the Closing Date as follows (except in the case of representations and warranties that speak as of a specific date, in which case the Company represents and warrants as of such date and as of the Closing Date), and acknowledges that each of them is relying on such representations and warranties in connection with the purchase by the Purchasers of the Securities, as applicable, that:

(a) Continuous Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Continuous Disclosure Materials do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws.

(b) Organization. The Company and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Continuous Disclosure Materials, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect; provided that changes in the market price or trading volume of the Common Shares shall not, in and of itself, constitute a Material Adverse Effect.  No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Equity Interests of Subsidiaries. Except as disclosed in the Continuous Disclosure Materials, the Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights.

(d) Fair Market Value of Subsidiaries. No Subsidiary, other than the Material Subsidiaries and Cybin UK Ltd, owns assets that have an aggregate fair value of more than $50,000 as of March 31, 2025.

(e) No Investments. The Company has no direct or indirect subsidiary or any investment in any person, other than the Subsidiaries or as disclosed in the Continuous Disclosure Materials.

(f) Licenses. Each Cybin Entity (and to the Company's knowledge in respect of Cybin UK Ltd) has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each Cybin Entity holds all material requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on (collectively, "Licenses") and all such Licenses are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Company, no Cybin Entity has received a written notice of non-compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws which would have a Material Adverse Effect. This Offering (including the proposed use of proceeds) will not have any adverse impact on the Licenses or require a Cybin Entity, as applicable, to obtain any new license or consent or approval thereunder.

(g) Governmental Notices. No legal or governmental proceedings or inquiries are pending to which a Cybin Entity is a party or to which the property thereof is subject that would result in the revocation or modification of any License that is necessary to conduct the Business now conducted by a Cybin Entity and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to a Cybin Entity or with respect to the properties or assets thereof.

(h) Applicable Laws. The Company is not aware of any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force or any publicly disseminated or announced pending or contemplated change to any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force, that the Company anticipates a Cybin Entity will be unable to comply with or which could reasonably be expected to materially adversely affect the Business of a Cybin Entity or the business environment or legal environment under which such entity operates.

(i) Absence of Proceedings. There are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Company's knowledge, pending or threatened against or affecting any Cybin Entity or its directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor and no Cybin Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under the Transaction Documents.

(j) No Material Adverse Effect. Except as has been disclosed in the Continuous Disclosure Materials, there has not been (i) any event, occurrence, or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the Ordinary Course or as otherwise disclosed in the Continuous Disclosure Materials.

(k) Absence of Defaults and Conflicts. Neither the Company nor any Subsidiary is in violation of its constating documents or, to the knowledge of the Company, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, license or other agreement or instrument to which it is a party or by which it or its property or assets may be bound. Each of the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Securities, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any Applicable Law, including, without limitation, the Business Corporations Act (Ontario) and Applicable Securities Laws; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Company or the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company.

(l) Execution of Agreement. Neither the execution of this Agreement, nor the issuance, offering or sale of the Securities, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company or any Subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or any Subsidiary may be bound or to which any of the property or assets of the Company or any Subsidiary is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or any Subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or any Subsidiary or of any Governmental Authority having jurisdiction over the Company or any Subsidiary, except in the case of this clause (y), such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(m) Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the Offering of the Securities that have not been made publicly available as required by such laws, other than, as applicable, a Form 72-503F under OSC Rule 72-503, a Form D and any applicable state notice filings.

(n) No Consents, Approvals etc. All authorizations, consents, waivers, notices, registrations or filings as may be required to be made or obtained by the Company necessary for the execution and delivery of the documents with respect to the Offering, and the creation, issuance and sale, as applicable, of the Securities and the consummation of the transactions contemplated hereby will have been made or obtained, as applicable.

(o) No Preferential Rights. (i) Except as has been disclosed in the Continuous Disclosure Materials and except pursuant to outstanding convertible or exercisable securities of the Company issued and outstanding as of the date hereof or pursuant to awards under the Company's equity incentive plan, no person has the right, contractual or otherwise, to cause the Company to issue or sell to such person any Common Shares or other securities of the Company, (ii) the Company has not granted to any person any pre-emptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a "poison pill" provision or otherwise) to purchase any Shares or other securities of the Company, other than the shareholders rights plan of the Company, and (iii) no person has the right to act as an underwriter or financial advisor to the Company in connection with the offer and sale of the Shares.

(p) Forms of Certificates. The forms of the certificates representing the Securities, to the extent that physical certificates are issued for such securities, will have been duly approved and adopted by the Company and comply in all respects with the applicable requirements of the Business Corporations Act (Ontario), the constating documents of the Company and applicable requirements of Cboe, NYSE American, DTC and CDS or will have been otherwise approved by Cboe and NYSE American, if required.

(q) Valid and Binding Documents. The Company has the power and capacity to enter into and perform its obligations under the Transaction Documents and to carry out the transactions contemplated in the Transaction Documents. Each of the Transaction Documents are duly authorized, executed and delivered by the Company and when executed will be legal, valid and binding obligations of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Laws.

(r) Third Party Agreements. All material agreements between the Company and third parties expressly referenced in the Continuous Disclosure Materials are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Laws or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(s) Corporate Actions. The Company has taken, or will have taken, all necessary corporate action, to (i) authorize the execution, delivery, performance and filing, as applicable, of the Transaction Documents, and (ii) validly issue and sell the Shares, Pre-funded Warrant Shares and Warrant Shares as fully paid and non-assessable Common Shares, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.

(t) Voting or Control. The Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting or control of any of the securities of the Company.

(u) No Restrictions to Compete. Other than the Licenses, no Cybin Entity is affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Cybin Entity to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Cybin Entity.

(v) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares and preferred shares, of which, as at the date hereof, 27,616,381 Common Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company and no preferred shares are outstanding. Except as disclosed in the Transaction Documents, no securities exchangeable or convertible into Shares or preferred shares are issued and outstanding as of the date hereof, other than (i) an aggregate of  4,187,610 options to purchase 4,187,610 Common Shares under the Company’s equity incentive plan, (ii) an aggregate of 600,000  restricted share units entitling the holder to receive up to 600,000 Common Shares under the Company’s equity incentive plan, and (iii) an aggregate of 106,255,498  warrants to purchase 2,796,197 Common Shares. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares and preferred shares, respectively, conform in all material respects to the description thereof contained in the Transaction Documents.

(w) Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees and the rules of Cboe and NYSE American that are applicable to the Company and Rule 10A-3 under the U.S. Exchange Act.

(x) Share Capital of the Subsidiaries. The authorized capital and issued capital of each Subsidiary is set out in Exhibit C. Except as disclosed in the Transaction Documents or the Continuous Disclosure Materials, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities or any Subsidiary.

(y) Qualified Investments. Provided that the Common Shares continue to be listed and posted for trading on a "designated stock exchange" as defined in the Tax Act (which currently includes the Exchanges), and assuming no change in the relevant provisions of the Tax Act from the date hereof, the Shares when issued will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans, tax-free savings accounts and "first home savings accounts".

(z) Registrar and Transfer Agent. Odyssey Trust Company at its principal office in Calgary, Alberta has been duly appointed as the registrar and transfer agent for the Common Shares and Odyssey Trust Company has been duly appointed as the United States registrar and transfer agent for the Common Shares.

(aa) Title to Assets. Other than the Leased Premises, each Cybin Entity has good and marketable title in fee simple (in the case of real property) to, or has valid rights to lease or otherwise use, or is the absolute legal and beneficial owner of all of its material assets, and no other property or assets are necessary for the conduct of its Business as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each Cybin Entity (and to the Company's knowledge in respect of Cybin UK Ltd) holds its assets (including any interest in, or right to earn an interest in, any Intellectual Property Rights) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Cybin Entities derive the interests thereof in such property are in good standing in all material respects. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Cybin Entities to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Cybin Entity is subject to any right of first refusal or purchase or acquisition right, and, no Cybin Entity has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof.

(bb) Absence of Counterparty Default. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which any Cybin Entity is a party is in default in the performance or observance thereof.

(cc) Financial Information. The audited consolidated financial statements of the Company for the fiscal years ended March 31, 2025 and 2024, together with the auditor's report thereon and the unaudited condensed interim consolidated financial statements of the Company for the three months ended June 30, 2025, each filed with the SEC and the Securities Commissions, together with the related notes and schedules (together, the "Financial Statements"), (i) present fairly, in all material respects, the financial position of the Company and the Subsidiaries on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company on a consolidated basis for the periods specified in such Financial Statements and the consolidated statements of comprehensive income, shareholders' equity and cash flows of the Company for the periods specified, (ii) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved and do not contain any misrepresentations with respect to the period covered by the Financial Statements. Since the date of the most recent audited financial statements included in the Continuous Disclosure Materials, no material adverse change in the business, assets, financial position, results of operations, or prospects of the Company and the Subsidiaries, taken as a whole, has occurred, except as otherwise disclosed by the Company.

(dd) Other Financial Data. The other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Transaction Documents are accurately and fairly presented in all material respects and prepared on a basis consistent with the Financial Statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Transaction Documents that are not included or incorporated by reference as required; and no other Financial Statements are required to be set forth or to be incorporated by reference in the Transaction Documents.

(ee) Accounting Controls. Each Cybin Entity maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and each of the Subsidiaries maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) that complies in all material respects with the applicable requirements of the U.S. Exchange Act and Canadian Securities Laws. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Canadian Securities Laws) that comply in all material respects with the applicable requirements of the U.S. Exchange Act and Canadian Securities Laws and such disclosure controls and procedures were effective as of March 31, 2025.

(ff) Auditors. The Company’s Auditors are independent public, certified public or chartered accountants as required by the U.S. Securities Act, the U.S. Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in NI 51-102) with the Company’s Auditors, except as disclosed in the Continuous Disclosure Materials. To the Company’s knowledge, the Company’s Auditors are not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(gg) Off-Balance Sheet Arrangements and Liabilities. There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(hh) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the "Taxes") due and payable by the Company and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. The Company and each of the Subsidiaries have filed all federal, state, provincial, local and foreign Tax returns, declarations, remittances and filings which are required to be filed, and all such Tax returns, declarations, remittances and filings are correct and complete in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would have a Material Adverse Effect. Except as otherwise disclosed in the Continuous Disclosure Materials, (i) no examination of any Tax return of the Company or any Subsidiary is currently in progress, and (ii) there are no issues, disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect.

(ii) Issuance of the Securities; Qualification; Registration.

(A) The Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents and shall not be subject to preemptive or similar rights of shareholders. The Pre-funded Warrants and Warrants when paid for and issued in accordance with this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity. The Pre-funded Warrant Shares and Warrant Shares, when issued in accordance with the terms of the Pre-funded Warrants and Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents and shall not be subject to preemptive or similar rights of shareholders. The Company has and will, at all times while any Warrants and/or Pre-funded Warrants are outstanding, reserve and keep available out of its authorized but unissued and otherwise unreserved common shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of such Pre-funded Warrants, the maximum number of Common Shares issuable pursuant to this Agreement, the Pre-funded Warrants and the Warrants. The Pre-funded Warrant Shares and Warrant Shares, upon issuance and when paid for, shall be duly issued as fully paid and non-assessable Common Shares and shall have the attributes corresponding to the description thereof set forth in each of the Prospectuses. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act. The Company has not received any notice from the Commission that it is contemplating terminating such registration. The Company is in compliance with the applicable continued listing requirements of each Trading Market on which the Common Shares are currently listed or quoted and has not, in the twelve (12) months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance with all such listing and maintenance requirements. The Common Shares are currently eligible for electronic transfer through The Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to The Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(B) The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a short form base shelf prospectus dated September 17, 2025 (the "Canadian Base Shelf Prospectus"), providing for the offer and sale, from time to time, of the Company's securities with the Ontario Securities Commission (the "Reviewing Authority") and the Canadian securities regulatory authorities in each of the other Canadian Jurisdictions (collectively, with the Reviewing Authority, the "Canadian Qualifying Authorities"); and the Reviewing Authority has issued a receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a "Decision Document") for the Canadian Base Shelf Prospectus, which receipt evidences the receipt of the Ontario Securities Commission and is deemed to also be a receipt of the other Canadian Qualifying Authorities. "Canadian Base Prospectus" means the Canadian Base Shelf Prospectus, including all documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102- Shelf Distributions (together, the "Shelf Procedures"). The term "Canadian Prospectus" means the final prospectus supplement (the "Canadian Prospectus Supplement") relating to the Securities and filed with the Canadian Qualifying Authorities, except Quebec, in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated or deemed to be incorporated therein by reference. No order suspending the distribution of the Securities or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no Proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with. All references in this Agreement to the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to be the copy thereof filed with the Canadian Qualifying Authorities and available on the System for Electronic Document Analysis and Retrieval.

(C) The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and has prepared and filed with the SEC a registration statement under the U.S. Securities Act and the rules and regulations of the SEC (the “Rules and Regulations”) on Form F-10 (File No. 333-289139) on July 31, 2025 as amended on September 17, 2025, providing for the offer and sale, from time to time, of the Company’s securities (the “Registration Statement”). The Registration Statement, which includes the Canadian Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such Registration Statement and all documents incorporated by reference therein, became automatically effective pursuant to Rule 467(a) under the U.S. Securities Act on September 17, 2025. In connection with the filing of the Registration Statement, the Company has filed with the SEC, on July 31, 2025, an appointment of agent for service of process upon the Company on Form F-X under the U.S. Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Securities, which includes the pricing information, to be filed with the SEC pursuant to General Instruction II.L of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. No stop order suspending the effectiveness of the Registration Statement has been issued under the U.S. Securities Act and no Proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the SEC and any request on the part of the SEC for additional information has been complied with. As used herein, “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus. The Company was not an “ineligible issuer” (as defined in Rule 405 under the U.S. Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the U.S. Securities Act with respect to the Offering contemplated hereby. All references in this Agreement to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval System.

(D) The Canadian Base Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing thereof and through the Closing Date include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date, constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company.

(E) The U.S. Prospectus conformed and will conform to the Canadian Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations. The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects with the applicable provisions of the U.S. Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading.

(F) Each Issuer Free Writing Prospectus complies in all material respects with the U.S. Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the U.S. Securities Act (to the extent required thereby) and does not conflict with the information contained in the Registration Statement or the U.S. Prospectus and, when taken together with all other Issuer Free Writing Prospectuses did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(G) No order preventing or suspending the use of the U.S. Base Prospectus has been issued by the SEC.

(H) Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(jj) Investment Company Act. Neither the Company nor any of the Subsidiaries is or, after giving effect to the Offering and sale of the Securities will be required to register as an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

(kk) Company is not a "Controlled Foreign Corporation". To the Company's knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name and any indirect or constructive ownership by U.S. persons pursuant to Section 958 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), not actually disclosed to the Company, the Company is not a "controlled foreign corporation," as such term is defined in the Code, and does not expect to become a controlled foreign corporation in the foreseeable future.

(ll) Intellectual Property.

(i) Each Cybin Entity (and to the Company's knowledge in respect of Cybin UK Ltd) owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Company is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Company and the Subsidiaries with respect to the foregoing. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any person. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any person. No bona fide claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any Intellectual Property Rights of any person;

(ii) no Cybin Entity has received any written notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect;

(iii) no Cybin Entity has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of each Cybin Entity therein;

(iv) each Cybin Entity (and to the Company's knowledge in respect of Cybin UK Ltd) has taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Company, each carries on a sufficient business to justify such filings;

(v) there are no material restrictions on the ability of any Cybin Entity to use its Intellectual Property Rights in the Ordinary Course of its Business. None of the rights of each Cybin Entity in its Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by the Transaction Documents;

(vi) no Cybin Entity has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company, is there a reasonable basis for any claim that any person other than a Cybin Entity has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights; and

(vii) all registrations of Intellectual Property Rights owned by a Cybin Entity are in good standing and are recorded in the name of a Cybin Entity in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

(mm) Canadian and Foreign Regulatory Representations. The Company acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Laws in force (including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code, and state, provincial, territorial and municipal laws relating to controlled substances, any applicable state corporate practice of medicine statutes or any applicable anti-money laundering legislation), which may change from time to time. All Authorizations issued to date are valid and in full force and effect and neither the Company nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the FDA (US), or any Governmental Authority alleging or asserting non-compliance with any Applicable Law or Authorization. Neither the Company nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA (Canada), the FDR-C, the NHPR or the FDR- J, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Company nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA (Canada), the FDR-C, the NHPR, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Company or any Subsidiary have reason to believe could result in a Material Adverse Effect.

(nn) Clinical Trials. All clinical, pre-clinical and other studies and tests (collectively, the "Clinical Trials") conducted by or on behalf of the Company or any Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) related to the Business and/or the development of the Drug Products (to the Company's knowledge in respect of Cybin UK Ltd) have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all Applicable Laws. The descriptions of the results of the Clinical Trials described or referred to in the Transaction Documents are accurate and complete in all material respects and fairly represent the published data derived from the Clinical Trials and neither the Company nor any Cybin Entity has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Transaction Documents. Neither the Company nor any Cybin Entity has received any notices or written correspondence from any Governmental Authority or applicable regulatory authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial.

(oo) Standard Operating Procedures. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) in connection with its Business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business, and all such processes, procedures and practices, required in connection with such activities are or will be in place as necessary at the applicable time in all material respects and are being or will be complied with at the applicable time, in all material respects.

(pp) No Defects. No Cybin Entity has received any notice or communication from any customer or any applicable regulatory authority alleging a defect or claim in respect of any products supplied or sold by a Cybin Entity to a customer except in the Ordinary Course of its Business and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications required to be made by a Cybin Entity in respect of any products supplied or sold by a Cybin Entity.

(qq) IT Systems. To the Company's knowledge in respect of Cybin UK Ltd and each Cybin Entity's information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Cybin Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. To the Company's knowledge in respect of Cybin UK Ltd, each Cybin Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. To the Company's knowledge in respect of Cybin UK Ltd and each Cybin Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. To the Company's knowledge in respect of Cybin UK Ltd and each Cybin Entity has taken all necessary actions to comply with the Canada's Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non-compliance with same would be reasonably likely to have a Material Adverse Effect).

(rr) No Litigation. Except as disclosed in the Continuous Disclosure Materials, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Continuous Disclosure Materials, to the Company's knowledge, no such actions, suits or proceedings are threatened or  contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the U.S. Securities Act or Canadian Securities Laws to be described in the Continuous Disclosure Materials that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the U.S. Securities Laws or Canadian Securities Laws to be filed as or with the Continuous Disclosure Materials.

(ss) Environmental Laws. (i) The Company is not in material violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, "Environmental Laws"), including, without limitation, laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"); (ii) the Company has obtained all material licenses, permits, approvals, consents, certificates, registrations and other Authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Company and to the knowledge of the Company, the Company is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company threatened, to revoke or limit any Environmental Permit; (iii) the Company has not used, distributed, treated, stored disposed of, transported or handled any Hazardous Substance, except in material compliance with all Environmental Laws and Environmental Permits; (iv) the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Company there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company, nor has the Company received notice of any of the same; (vi) the Company has not received any notice wherein it is alleged or stated that the Company is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) the Company has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites.

(tt) Non-competition. No current or proposed officer or director of a Cybin Entity, nor to the knowledge of the Company, any employee of a Cybin Entity, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with a Cybin Entity or the business affairs of a Cybin Entity as now conducted or presently proposed to be conducted.

(uu) Insurance. The Company and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Company in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiaries, and their respective directors, officers and employees, and the property and assets of the Company, are in good standing and in full force and effect in all material respects, and not in default. Each of the Company and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(vv) Leased Premises. The Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which a Cybin Entity occupies the Leased Premises is in good standing and in full force and effect in all material respects. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein and the Transaction Documents, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases.

(ww) Employment Practices. Each Cybin Entity is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(xx) Employment Standards. To the knowledge of the Company, there are no material complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Company or the Subsidiaries to do or refrain from doing any act. The Company and Subsidiaries are currently in compliance with all workers' compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(yy) Collective Bargaining Agreements. Neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Company, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or any Subsidiary that would have a Material Adverse Effect.

(zz) Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans") has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(aaa) No Unlawful Contributions. No Cybin Entity, or, to the knowledge of the Company, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any governmental officer or official in any jurisdiction, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws.

(bbb) Minute Books and Records. The minute books and corporate records of each Cybin Entity for the period from incorporation to the date hereof are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of each Cybin Entity to the date hereof not reflected in such corporate records, other than those which are not material to each Cybin Entity, as the case may be.

(ccc) Market Data. The statistical, industry and market related data included in the Transaction Documents is derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived.

(ddd) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor to the knowledge of the Company, any director, officer or employee of the Company or any Subsidiary nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of Canada's Corruption of Foreign Public Officials Act, the FCPA, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and the Subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(eee) Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements, including those of the those of the Bank Secrecy Act of 1970, as amended by the PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is, to the Company's knowledge, pending or threatened.

(fff) Sanctions.

(i) The Company represents that no Cybin Entity or any director, officer, employee, agent, affiliate or representative of a Cybin Entity, is a government, individual, or entity (in this paragraph (fff), "Member") that is, or is owned or controlled by a Member that is:

(A) the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty's Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC's Specially Designated Nationals and Blocked Persons List or OFAC's Foreign Sanctions Evaders List (as amended, collectively, "Sanctions"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Syria, and Russia) (the "Sanctioned Countries").

(ii) Each Cybin Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Member:

(A) to fund or facilitate any activities or business of or with any person in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country

(B) in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the Offering, whether as Placement Agents, advisor, investor or otherwise).

(iii) Each Cybin Entity (to the Company's knowledge in respect of Cybin UK Ltd) represents and covenants that for the past 5 years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(ggg) No Orders. Neither any Securities Commissions nor either of the Exchanges has issued any order preventing or suspending or preventing the suspending the offer, sale or distribution of the Securities in the manner contemplated herein, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Company, contemplated or threatened.

(hhh) Certification of Disclosure. There has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act and "certifying officer" shall have the meanings given to such term in NI 52-109.

(iii) Reporting Issuer and Exchange Status. The Company (i) is a "reporting issuer" (within the meaning of Canadian Securities Laws) in each of the Canadian Jurisdictions and (ii) is not in default in any material respect of any of the requirements of the Canadian Securities Laws of the Canadian Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of each of the Exchanges.

(jjj) No Material Defaults. Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act since the filing of its last annual report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(kkk) Continuous Disclosure Obligations. Except as provided herein, the Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the Exchanges and has filed all documents required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.

(lll) Exchange Compliance. The Company is in compliance in all material respects with the by-laws, policies, rules and regulations of the Exchanges existing on the date hereof. The Shares, Pre-funded Warrant Shares and Warrant Shares will be listed and posted for trading on the Exchanges and neither the Company nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Shares on or from the Exchanges. All necessary notices and filings have been made by the Company with the Exchanges to reasonably ensure that the Shares, Pre-funded Warrant Shares and Warrant Shares will be listed and posted for trading on the Exchanges upon their issuance other than the filing of certain standard documents with the Exchanges, which documents shall be filed within any deadline imposed by the Exchanges.

(mmm) Filings. The Company has filed all documents or information required to be filed or furnished by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file or furnish such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Securities Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(nnn) Acquisitions. Except as disclosed in the Continuous Disclosure Materials, no Cybin Entity has made any significant acquisition, as such term is defined in Part 8 of NI 51-102 and used in NI 44-101, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into a prospectus, if filed, and for which a business acquisition report has not been filed under NI 51-102, the Company has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Agreement.

(ooo) Related Parties. Except as disclosed in the Continuous Disclosure Materials, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the U.S. Securities Act), has had any material interest, direct or indirect, in any material transaction with the Company since the incorporation of the Company, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and any Subsidiary, on a consolidated basis. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (within the meaning of the Tax Act) with them.

(ppp) No Material Changes. Except as disclosed in the Continuous Disclosure Materials, since June 30, 2025 (i) there has been no material change in the assets, liabilities obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Company and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Company or the Subsidiaries, other than those in the Ordinary Course of Business, which are material with respect to the Company and the Subsidiaries considered as one enterprise.

(qqq) No Dividends. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company in its constating documents.

(rrr) Fees and Commissions. Other than the Placement Agents (and their selling group members) pursuant to the Engagement Letter, there is no other person acting at the request of the Company, or to the knowledge of the Company, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.  None of the Purchasers shall have any obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents. The Placement Agents have also agreed to reimburse the Company for certain expenses.

(sss) Broker/Dealer Relationships. Neither the Company nor any of the Subsidiaries or any related entities (i) is required to register as a "broker" or "dealer" under Applicable Securities Laws.

(ttt) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectuses. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company, its Subsidiaries, their respective businesses and the transactions contemplated hereby, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Continuous Disclosure Materials do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(uuu) Regulation M Compliance. The Company, and to its knowledge anyone acting on its behalf (i) has not taken and will not take, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) has not sold, bid for, purchased, or paid, and will not sell, bid for, purchase or pay any compensation for soliciting purchases of, any of the Securities, and (iii) has not paid or agreed to pay, and will not pay or agree to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(vvv) Acknowledgment Regarding Purchasers' Purchase of Securities. The Company acknowledges and agrees that each Purchaser is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of its respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers' purchase of the Securities. The Company further represents to each Purchaser that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(www) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor, to the Company’s knowledge, any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering of the Securities contemplated hereunder to be integrated with prior offerings by the Company for purposes of (i) the U.S. Securities Act which would require the registration of the offer or sale of any such securities under the U.S. Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed, quoted or designated for trading.

(xxx) Due Diligence Sessions. (i) The responses given by the Company and its officers at all due diligence sessions conducted by the Placement Agents in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such response were given or shall be given, as the case may be; and (ii) where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relating to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given

(yyy) Advice. The Company has not relied upon the Placement Agents or legal counsel for the Placement Agents for any legal, tax or accounting advice in connection with the Offering and sale of the Securities. All advice (written or oral) given by the Placement Agents in connection with the Placement Agents' engagement is intended solely for the benefit and use of the Company, and no such advice shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to the Placement Agents be made by or on behalf of the Company, except as required by Applicable Law (in which case the content of such disclosures must be approved by the Placement Agents, such approval not to be unreasonably withheld, conditioned, or delayed) or with the written consent of the Placement Agents.

(zzz) Improper Practices.

(i) With respect to improper practices:

(A) none of the Company, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws, in a manner that would reasonably be expected to have a Material Adverse Effect;

(B) neither the Company nor any of its Subsidiaries is indebted or under any obligation to any of its respective directors, officers or shareholders, on any account whatsoever, other than for (i) payment of salary, directors' fees, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees; and

(C) none of the Company or any of its Subsidiaries and the businesses now run by the Company or any of its Subsidiaries, and none of the directors, officers, supervisors, managers, agents, employees or other persons associated with or acting on behalf of the Company or any of its Subsidiaries has, to their knowledge (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, agency or instrumentality in the United States of America or any other jurisdiction, (ii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) violated or is in violation of any provision of the FCPA or the Corruption of Foreign Public Officials Act (Canada), including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing or any other Applicable Law, rule or regulation of any locality; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ii) To help the United States government fight the funding of terrorism and money laundering activities, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business as a condition to doing such business. To permit compliance with this requirement, upon request the Company will provide the Placement Agents with information or documents sufficient to verify the Company's identity, including (as appropriate) a government-issued identification number, a government-issued business license, a certified charter, certificate of incorporation, partnership agreement or trust instrument and other constituent documents.

(aaaa) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or else-where herein to the contrary notwithstanding, it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities (in compliance with applicable laws) at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (except in the case of representations and warranties that speak as of a specific date, in which case such Purchaser represents and warrants as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Disclosed Principal. If the Purchaser is contracting hereunder as trustee or agent for a fully managed account (including for greater certainty, a portfolio manager or comparable advisor) or as trustee or agent for a Disclosed Principal, the Purchaser is duly authorized to execute and deliver this Agreement and all other necessary documentation in connection with such purchase of the Securities, and if the Purchaser is acting as trustee or agent for a Disclosed Principal, who is subscribing as principal for its own account and not for the benefit of any other Person, this Agreement has been duly authorized, executed and delivered by or on behalf of and constitutes a legal, valid and binding agreement of such Disclosed Principal and the Purchaser acknowledges that the Company may be required by law to disclose to certain regulatory authorities, including the Securities Commissions, the identity of such Disclosed Principal for whom it is acting. In the case of a subscription for the Securities by the Purchaser acting as principal, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of the Purchaser. This Agreement is enforceable in accordance with its terms against the Purchaser.

(c) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, either, (i) U.S. Accredited Investor or (ii) a Qualified Institutional Buyer. The Purchaser is not resident or domiciled in any province or territory in Canada and is a resident of the jurisdiction set out in the signature page attached hereto.

(d) [Reserved.]

(e) [Reserved.]

(f) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(g) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the Continuous Disclosure Materials, including for the avoidance of doubt, the Prospectus, and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Purchaser acknowledges and agrees that neither the Placement Agents nor any Affiliate of the Placement Agents has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired. Except for the foregoing, such Purchaser is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including, but not limited to, all business, legal, regulatory, accounting, credit and tax matters. Neither the Placement Agents nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agents and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to such Purchaser, neither the Placement Agents nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(h) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly, executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including its officers, directors, partners, legal and other advisors, employees, and agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions after the Closing Date, in compliance with all applicable laws.

(i) No Governmental Review. The Purchaser understands that no United States federal or state agency, Canadian federal or provincial agency, or any other government or government agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, not have such authorized passed upon or endorsed the merits of the Offering.

(j) Trade Sanctions. The Purchaser (and any Disclosed Principal) is not a person or entity identified in any of the regulations made under the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), or other Applicable Laws. (collectively, the "Trade Sanctions").

(k) Proceeds of Crime. The funds representing the Purchaser’s Subscription Amount which will be advanced by the Company to the Purchaser hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”), or other Applicable Laws, and the Purchaser acknowledges that the Company may in the future be required by law to disclose the Purchaser’s name and other information relating to this Agreement and the Purchaser’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA, the PATRIOT Act, the Criminal Code, the Trade Sanctions, or otherwise under Applicable Laws. To the best of its knowledge none of the subscription funds to be provided by the Purchaser (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Purchaser.

(l) Personal Information.

(i) The Purchaser acknowledges that this Agreement and the exhibits hereto, require the Purchaser to provide certain personal information to the Company. Such information is being collected by the Company for the purposes of completing this Offering, which includes, without limitation, determining the Purchaser’s eligibility to purchase the Shares under Canadian Securities Laws, U.S. Securities Laws and other Applicable Securities Laws and completing filings required by the Securities Commissions, SEC, Exchanges, and the securities and regulatory authorities under Applicable Securities Laws. To the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure, or reasonably necessary to consummate the Offering, the Purchaser’s personal information may be disclosed by the Company to: (a) the Securities Commissions, SEC and Exchanges, and the securities and regulatory authorities under Applicable Securities Laws, (b) the Canada Revenue Agency or other taxing authorities in Applicable Securities Laws, and (c) any of the other parties involved in the Offering, including legal counsel to the Company, including Canadian Company Counsel and U.S. Company Counsel, and the Placement Agents, and may be included in record books in connection with the Offering. Except as is required by law or Trading Market regulations, no Purchaser shall be included in any public documentation, without the prior written consent of the Purchaser. By executing this Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser’s personal information. The Purchaser represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of each Disclosed Principal, as applicable.

(ii) If required under Canadian Securities Laws, the information provided by the Purchaser in this Agreement identifying among other things, the name, address, telephone number and email address of the Purchaser, the number of Shares and/or Pre-funded Warrants and Warrants being purchased hereunder, the Purchaser’s Subscription Amount, the Closing Date and the exemption that the Purchaser is relying on in purchasing the Shares and/or Pre-funded Warrants and Warrants will be disclosed to the Securities Commissions, in which case the Company shall provide the Purchaser with notice of such disclosure as promptly as practical and such information is being indirectly collected by the Securities Commissions under the authority granted to it under Canadian Securities Laws. This information is being collected for the purposes of the administration and enforcement of Canadian Laws. If required under Canadian Securities Laws, each Purchaser (and for certainty, including each Disclosed Principal) hereby authorizes the indirect collection of such information by the Securities Commissions. In the event the Purchaser has any questions with respect to the indirect collection of such information, the Purchaser should contact the applicable Securities Commissions at the contact details provided in Exhibit E. This Section 3.2(l)(ii) shall only apply to Purchasers that are not U.S. Persons.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

4.1 Legends. The Shares, the Pre-funded Warrants and the Warrants will be issued free of any legends. If all or any portion of a Pre-funded Warrant or Warrant is exercised at a time when there is an effective registration statement to cover the issuance of the Pre-funded Warrant Shares or Warrant Shares or if the Pre-funded Warrant or Warrant is exercised via cashless exercise, the Pre-funded Warrant Shares and Warrant Shares issued pursuant to any such exercise, shall be issued free of all legends. If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale of the Pre-funded Warrant Shares and Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Pre-funded Warrant Shares and Warrant Shares, the Company shall immediately notify the holders of the Pre-funded Warrants and Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Pre-funded Warrant Shares and Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Pre-funded Warrant Shares and Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use reasonable best efforts to keep a registration statement (including the Registration Statement) registering the issuance of the Pre-funded Warrant Shares and Warrant Shares effective during the term of the Pre-funded Warrants and Warrants.

4.2 Furnishing of Information; Public Information. Until the time that no Purchaser owns Securities or the Warrants have expired, the Company covenants to maintain the registration of the Common Shares under Section 12(b) or 12(g) of the U.S. Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the U.S Exchange Act.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the U.S. Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the U.S. Securities Act of the sale of the Securities that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue one or more press releases disclosing the material terms of the transactions contemplated hereby and all other material non-public information provided to the Purchasers, including any subsequent event that is required to be disclosed by the Company under Applicable Securities Laws, including U.S. Securities Laws and Canadian Securities Laws, as of the date hereof but has not been publicly disclosed, (b) file a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the SEC within the time required by the U.S. Exchange Act and (c) file all documents required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws. The Company covenants to the Purchasers that, from and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers (by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agents (including the Placement Agents), or anyone acting on behalf of the foregoing, in connection with the transactions contemplated by the Transaction Documents or otherwise). In addition, other than with respect to any Purchaser and the Placement Agents that have executed a confidentiality or non-disclosure agreement with the Company, effective upon the earlier of (i) the earlier of (x) the issuance of such press release or (y) the filing of such Form 6-K and (ii) the Disclosure Time, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees, Affiliates or agents on the one hand, and any of the Purchasers or any of their respective officers, directors, agents, employees, investment advisers or Affiliates on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company or any Purchaser identified therein, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party (or parties) with prior notice of such public statement or communication (provided that no consent or notice shall be required in connection with any disclosure required pursuant to Section 13 and/or Section 16 of the U.S. Exchange Act). Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the SEC or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal, state or provincial securities laws, including U.S. Securities Laws, Canadian Securities Laws in connection with (i) as applicable, any filing with the SEC that contains disclosure pursuant to Regulation S-K 403, Security Ownership of Certain Beneficial Owners and Management, and (ii) the filing of final Transaction Documents with the SEC and the Securities Commissions; (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with such Purchaser regarding such disclosure; and (c) except as otherwise provided for in Sections 3.2(l).

4.5 Shareholder Rights Plan. The Company maintains a shareholder rights plan as disclosed publicly by the Company.

4.6 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that from and after the date hereof neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Purchaser, and its advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and such Purchaser shall have accepted in writing, and any Purchaser wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company or any of its officers, directors, agents, employees or Affiliates, or a duty to the Company or any of its officers, directors, agents, employees or Affiliates not to trade on the basis of such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes or contains material, non-public information regarding the Company, the Company shall simultaneously file such notice with the SEC pursuant to a Report on Form 6-K, and making any such filings as required by Canadian Securities Laws. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7 Use of Proceeds. The Company intends to use the net proceeds from this Offering as disclosed in the Canadian Prospectus Supplement.

4.8 Indemnification of Purchasers. Subject to the provisions of this Section 4.8, the Company will, to the fullest extent permitted by applicable law, indemnify and hold each Purchaser and their Affiliates and each of their respective directors, officers, equity holders (regardless of whether such interests are held directly or indirectly), members, partners, principals, managers, portfolio managers, investment advisors, employees and agents, attorneys and advisors (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act), and directors, officers, equity holders (regardless of whether such interests are held directly or indirectly), members, partners, principals, managers, portfolio managers, investment advisors, employees and agents, attorneys and advisors (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless, to the fullest extent permitted by applicable law, from and against any and all losses, liabilities, obligations, claims, contingencies, damages, costs, actions, suits, proceedings, investigations, inquiries, and expenses, including all judgments, amounts paid in settlements, court costs, reasonable attorneys’ fees and other documented out of pocket expenses and costs of investigation (collectively, “Losses”) that any such Purchaser Party may suffer or incur as a result of, arising out of, or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws and Canadian Securities Laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct), (c) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Purchaser Party furnished in writing to the Company by such Purchaser Party expressly for use therein, or (d) any violation or alleged violation by the Company of the U.S. Securities Act, the U.S. Exchange Act, Canadian Securities Laws, or any state or provincial securities law, or any rule or regulation thereunder in connection therewith, and the Company shall promptly reimburse the Purchaser Party for any legal or other documented expenses reasonably incurred in investigating, defending, preparing to defend, providing evidence in, preparing to serve or serving as a witness with respect to, settling, compromising or paying any such Loss in connection with any such action, proceeding or claim. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and, the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party; provided that the failure by a Purchaser Party to give such notice shall not relieve the Company of its indemnification obligations hereunder, except to the extent that the failure to give such notice is materially prejudicial to the Company’s ability to defend such claim or litigation. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel to such Purchaser Party, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (i) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations made by such Purchaser Party in the Transaction Documents. The Company shall not, without the prior written consent of the Purchaser Party, consent to entry of any judgment or enter into any settlement or other compromise unless such judgement, settlement or compromise (i) includes as an unconditional term thereof the claimant or plaintiff providing to such Purchaser Party a release from all liability in respect to such action, claim or proceeding, (ii) imposes no obligation or liability on the Purchaser Party, and (iii) does not include any admission as to fault, culpability, wrongdoing or malfeasance on the part of the Purchaser Party. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9 Reservation of Common Shares. As of the date hereof, the Company has unlimited authorized shares, free of preemptive rights, of Common Shares for the purpose of enabling the Company to issue Shares, Pre-funded Warrant Shares and Warrant Shares pursuant to this Agreement.

4.10 Listing of Common Shares. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on the Exchanges, and prior to the Closing, the Company shall apply to list or quote all of the Shares, Pre-funded Warrant Shares and Warrant Shares on the Exchanges and promptly secure the listing of all of the Shares, Pre-funded Warrant Shares and Warrant Shares on the Exchanges. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Shares, Pre-funded Warrant Shares and Warrant Shares and will take such other action as is necessary to cause all of the Shares, Pre-funded Warrant Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will use reasonable best efforts and take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. For so long as the Company maintains a listing or quotation of the Common Shares on a Trading Market, the Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company, CDS Clearing and Depositary Services Inc. or another established clearing corporation, including by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company’s securities during the period commencing with the execution of this Agreement and, other than with respect to any Purchaser that has executed a confidentiality or non-disclosure agreement with the Company, ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 (or the earlier termination of this Agreement). Each Purchaser, severally and not jointly with the other Purchasers, covenants that until the earlier of (i) such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4 and (ii) the Disclosure Time (or the earlier termination of this Agreement), such Purchaser will maintain the confidentiality of the existence and terms of this transaction (other than as disclosed to its legal and other representatives). Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 or after the time this Agreement is terminated, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 or after the time this Agreement is terminated and (iii) no Purchaser shall have any duty to maintain the confidentiality of the existence and terms of this transaction or not to trade in the securities of the Company to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agent, after the earliest of (x) issuance of the initial press release as described in Section 4.4, (y) the time this Agreement is terminated and (z) the Disclosure Time. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and, in the case of a Purchaser that has implemented internal information barriers pursuant to an information controls policy to “wall-off” certain trading personnel, this Section 4.11 shall apply only with respect to activities of such walled-off trading personnel.

4.12 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for the sale of the Securities or to qualify the Securities for sale to the Purchasers at the Closing under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

4.13 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Document. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

ARTICLE V

MISCELLANEOUS

5.1 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall be solely responsible for the payment of any fees or commissions payable to the Placement Agents pursuant to the Engagement Letter. The Company shall pay all Transfer Agent fees (including any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, with no rejection notice received, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, with no rejection notice received, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file or furnish such notice with the Commission pursuant to a Current Report on Form 6-K or by issuing a press release containing such material non-public information.

5.4 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of a supplement, amendment or modification, by the Company and Purchasers which purchased at least 50.1% in interest of the Shares together with the Pre-funded Warrant Shares (without regard to any limitation on exercise set forth in the Pre-funded Warrants) based on the initial Subscription Amounts hereunder (or, prior to the Closing, the Company and each Purchaser) or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or subset of Purchasers), the consent of such disproportionately impacted Purchaser (or each member of such subset of Purchasers) shall also be required. Notwithstanding anything to the contrary herein, no provision of this Agreement may be waived, modified, supplemented or amended in a manner that is adverse to a Placement Agent without the written consent of such adversely impacted Placement Agent. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser (or subset of Purchasers) relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser (or each member of such subset of Purchasers). Any amendment effected in accordance with this Section 5.4 shall be binding upon each Purchaser and holder of Securities and the Company.

5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to an Affiliate or to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the "Purchasers."

5.7 No Third-Party Beneficiaries. The Placement Agents shall be third-party beneficiaries of (i) the representations and warranties of the Company in Section 3.1 and the representations and warranties of the Purchasers in Section 3.2 and (ii) Section 5.20. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.7.

5.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or Proceeding.

5.9 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such ".pdf" signature page were an original thereof. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other Applicable Laws, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.12 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.13 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance and injunctive or other equitable relief under the Transaction Documents, without the necessity of posting a bond. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate. Except as expressly provided in this Agreement or the other Transaction Documents, each party hereto agrees that it shall not have a remedy of punitive or consequential damages against the other and hereby waives any right or claim to punitive or consequential damages it may now have or may arise in the future.

5.15 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including any bankruptcy law, state, provincial or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.16 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, or jointly or in concert (as defined in Canadian Securities Laws) in connection with this Offering for the purpose of the acquisition of the Securities. (including a "group" within the meaning of Section 13(d)(3) of the U.S. Exchange Act) with respect to such obligations or the transactions contemplated by the Transaction Documents, and the Company acknowledges that, to the knowledge of the Company, the Purchasers are not acting in concert or as a group, or jointly or in concert (as defined in Canadian Securities Laws) in connection with this Offering for the purpose of the acquisition of the Securities. Each Purchaser shall be entitled to independently protect and enforce its rights including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.17 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.18 Construction. The parties agree that each of them or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement. Furthermore, wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex, letter and schedule references not attributed to a particular document shall be references to such exhibits, annexes, letters and schedules to this Agreement. In addition, the word "or" is not exclusive; the words "including," "includes," "included" and "include" are deemed to be followed by the words "without limitation"; the terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and the phrase "to the knowledge of the Company" are deemed to be followed by the words "following due inquiry based on the Company's current controls".

5.19 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

5.20 Exculpation of the Placement Agents.  Each party hereto agrees for the express benefit of the Placement Agents and their respective Affiliates and representatives that:

(a) The Placement Agents are acting as placement agents for the Company solely in connection with the sale of the Securities and are not acting in any other capacity and are not and shall not be construed as fiduciaries for any Purchaser, or any other person or entity in connection with the sale of the Securities.

(b) Neither the Placement Agents nor any of their respective Affiliates or representatives (i) have any duties or obligations other than those specifically set forth in the engagement letter among the Company and the Placement Agents (the "Engagement Letter"); (ii) shall be liable for any improper payment made in accordance with the information provided by the Company; (iii) has made or will make any representation or warranty, express or implied, of any kind or character, and has not provided any advice or recommendation in connection with the purchase or sale of the Securities; (iv) has any responsibilities as to the validity, accuracy, completeness, value or genuineness, as of any date, of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement, or in connection with any of the transactions contemplated by this Agreement, including any valuation, offering or marketing materials, or any omissions from such materials; or (v) shall be liable or have any obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by any Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise to any Purchaser or to any person claiming through such Purchaser, (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by this Agreement, (y) for anything which any of them may do or refrain from doing in connection with this Agreement, except for such party's own gross negligence, willful misconduct or bad faith, or (z) for anything otherwise in connection with the purchase and sale of the Securities.

(c) The Placement Agents and their respective Affiliates and representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company for acting as Placement Agents hereunder pursuant the indemnification provisions set forth in the Engagement Letter.

5.21 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Offering has not closed on or before October 31, 2025, or any other such date as has been mutually agreed to by the Purchaser and the Company; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

[Signature Pages Follow]

In Witness Whereof, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Cybin Inc.

By:_________________________________

Name:______________________________

Title:_______________________________

Date:_______________________________

Address for Notice:

Email:______________________________

With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[Signature Page to Cybin Inc. Securities Purchase Agreement]

In Witness Whereof, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser: _________________

Name of Authorized Signatory: _________________

Title of Authorized Signatory: _________________

Email Address of Authorized Signatory: _________________

Address for Notice to Purchaser: _________________

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: US$_________________

Number of Shares: _________________

Number of Pre-funded Warrants: _________________

Initial Pre-funded Warrant Beneficial Ownership Limitation (4.99% or 9.99%): __________

Number of Warrants: _________________

Initial Warrant Beneficial Ownership Limitation (4.99% or 9.99%): __________

EIN Number: _______________________

Account Type (options listed below):

¨ Partnership

¨ S-Corporation

¨ Bank

¨ Broker

¨ Nominee

¨ Corporation

¨ Non-Profit Organization

¨ Other: __________

1.	The exact name that your Securities are to be registered in (attach additional sheets, if necessary). You may use a nominee name if appropriate:

2.	The relationship between the Purchaser and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Securities are maintained):

6.	DTC Participant Number:

7.	Name of Account at DTC Participant being credited with the Securities **:

8.	Account Number at DTC Participant being credited with the Securities:

** In order to ensure timely settlement, please cause your broker or custodian to include the name of the ultimate beneficial holder or sub-account to which the Securities shall be credited in the DWAC authorization request.

Exhibit A

Form of Pre-funded Warrant

[Attached.]

A final base shelf prospectus containing important information relating to the securities offered has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendments thereto and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The terms of the securities described in this document are preliminary and subject to change. Cybin Inc. has filed a registration statement (and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and other documents Cybin Inc. has filed with the SEC for more complete information about Cybin Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; and TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846, or by email at TD.ECM_Prospectus@tdsecurities.com.

PRE-FUNDED COMMON SHARES PURCHASE WARRANT

CYBIN INC.

Warrant Shares: [●]	Date: [●], 2025

THIS PRE-FUNDED COMMON SHARES PURCHASE WARRANT (the "Pre-Funded Warrant") certifies that, for value received, [●] or its permitted assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "Initial Exercise Date") until this Pre-Funded Warrant is exercised in full (the "Termination Date") but not thereafter, to subscribe for and purchase from Cybin Inc., a company existing under the laws of the Province of Ontario (Canada) (the "Corporation"), up to [●] common shares in the capital of the Corporation (the "Common Shares") at a purchase price per Common Share (each, as subject to adjustment hereunder, a "Pre-Funded Warrant Share") equal to the Exercise Price (as defined in Section 2.2(a)).

SECTION 1 DEFINITIONS

In addition to the terms defined elsewhere in this Pre-Funded Warrant, the following terms have the following meanings:

"Business Day" means any day other than Saturday, Sunday or any other day (excluding Lincoln's Birthday (February 12) and Election Day) on which commercial banks in the City of New York are authorized or required by law or other governmental action to remain closed; provided that, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay-at-home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

"NYSE American" means NYSE American LLC.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Proceeding" means an action, claim, suit, arbitration, hearing, investigation, notice of violation, inquiry or proceeding (including an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing or (to the Corporation's knowledge) otherwise.

"Registration Statement" means the Corporation's Registration Statement on Form F-10 (File No. 333-289139), including any applicable prospectus supplements thereto, or such other form as may be available to the Corporation relating to and providing for the registration of the Pre-Funded Warrants and Pre-funded Warrant Shares.

"Trading Day" means a day on which the NYSE American is open for trading.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. person" has the meaning ascribed to such term in Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"United States" has the meaning ascribed to such term in Regulation S under the U.S. Securities Act.

SECTION 2 EXERCISE

2.1 Exercise of Pre-Funded Warrant

Exercise of the purchase rights represented by this Pre-Funded Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Corporation of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the notice of exercise in the form attached hereto as Exhibit A (the "Notice of Exercise") and payment of the aggregate Exercise Price for the Pre-Funded Warrant Shares specified in the applicable Notice of Exercise by wire transfer unless the "cashless exercise" procedure specified in Section 2.2(b) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Pre-Funded Warrant to the Corporation until the Holder has purchased all of the Pre-Funded Warrant Shares available hereunder and the Pre-Funded Warrant has been exercised in full, in which case, the Holder shall surrender this Pre-Funded Warrant to the Corporation for cancellation within three (3) Business Days of the date on which the final Notice of Exercise is delivered to the Corporation. Partial exercises of this Pre-Funded Warrant resulting in purchases of a portion of the total number of Pre-Funded Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Pre-Funded Warrant Shares purchasable hereunder in an amount equal to the applicable number of Pre-Funded Warrant Shares purchased. The Holder and the Corporation shall maintain records showing the number of Pre-Funded Warrant Shares purchased and the date of such purchases. The Corporation shall deliver any objection to any Notice of Exercise within two (2) Business Days of receipt of such notice. The Holder and any permitted assignee, by acceptance of this Pre-Funded Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Pre-Funded Warrant Shares hereunder, the number of Pre-Funded Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

2.2 Exercise Price

(a) The aggregate exercise price of this Pre-Funded Warrant, except for a nominal exercise price of US$0.00001 per Pre-Funded Warrant Share, was pre-funded to the Corporation on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of US$0.00001 per Pre-Funded Warrant Share) shall be required to be paid by the Holder to any Person to effect any exercise of this Pre-Funded Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever. The remaining unpaid exercise price per Pre-Funded Warrant Share shall be US$0.00001, subject to adjustment hereunder (the "Exercise Price").

(b) If at any time during the term of the Pre-Funded Warrants, the Holder may elect to exercise the Pre-Funded Warrants, in whole or in part, at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a number of Pre-Funded Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date on which the Holder elects to exercise any Pre-Funded Warrants by means of a "cashless exercise," as set forth in the applicable Notice of Exercise;

(B) = the Exercise Price, as adjusted hereunder; and

(X) = the number of Pre-Funded Warrant Shares that would be issuable upon exercise of this Pre-Funded Warrant in accordance with the terms of this Pre-Funded Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

As used herein, "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) the daily volume weighted average price of the Common Shares for such date (or if no trading occurs on such date, on the nearest preceding date on which trades occurred) on the principal trading market on which the Common Shares are then listed or quoted in the United States, (b) if the Common Shares are not then listed or quoted on a trading market in the United States but are listed or quoted on a trading market in Canada, the daily volume weighted average price of the Common Shares for such date (or if no trading occurs on such date, on the nearest preceding date on which trades occurred) on the principal trading market on which the Common Shares are then listed or quoted in Canada, converted into U.S. dollars based on the average daily rate of exchange reported by the Bank of Canada for the date of such trades (or, if no rate is reported for such date, the rate so reported for the next preceding date on which a rate was reported), or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Pre-Funded Warrants then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

2.3 Mechanics of Exercise

(a) Delivery of Pre-Funded Warrant Shares Upon Exercise. The Corporation shall cause the Pre-Funded Warrant Shares purchased hereunder to be transmitted by its transfer agent to the Holder by either (A) if there is an effective Registration Statement registering the Pre-Funded Warrant Shares or if the Pre-Funded Warrant is being exercised on a cashless basis, crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Corporation is then a participant in such system, (B) electronic book entry by crediting the account of the Holder's or its designee's balance account with CDS the number of Pre-Funded Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise or (C) direct registration system ("DRS") statement or a physical certificate, in each case, within one (1) Trading Day (the "Pre-Funded Warrant Share Delivery Date") of receipt of the Notice of Exercise and the Exercise Price (other than in the case of a cashless exercise).

Upon delivery of the Notice of Exercise and receipt by the Corporation of the Exercise Price (other than in the case of a cashless exercise), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Pre-Funded Warrant Shares with respect to which this Pre-Funded Warrant has been exercised, irrespective of the date of delivery of the Pre-Funded Warrant Shares.

(b) Compensation for Buy-In on Failure to Timely Deliver Pre-Funded Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Corporation fails to cause the Transfer Agent to transmit to the Holder the Pre-Funded Warrant Shares in accordance with the provisions of Section 2.3(a) above pursuant to an exercise on or before the Pre-Funded Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Pre-Funded Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Corporation shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Pre-Funded Warrant Shares that the Corporation was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Pre-Funded Warrant and equivalent number of Pre-Funded Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Corporation timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Corporation shall be required to pay the Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Common Shares upon exercise of the Pre-Funded Warrant as required pursuant to the terms hereof.

(c) Delivery of New Pre-Funded Warrants Upon Exercise. If this Pre-Funded Warrant shall have been exercised in part, the Corporation shall, at the request of a Holder and upon surrender of this Pre-Funded Warrant certificate, at the time of delivery of the Pre-Funded Warrant Shares, deliver to the Holder a new Pre-Funded Warrant certificate evidencing the rights of the Holder to purchase the unpurchased Pre-Funded Warrant Shares called for by this Pre-Funded Warrant, which new Pre-Funded Warrant certificate shall in all other respects be identical with this Pre-Funded Warrant.

(d) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Pre-Funded Warrant. As to any fraction of a Pre-Funded Warrant Share which the Holder would otherwise be entitled to purchase upon such exercise, the Corporation shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(e) Charges, Taxes and Expenses. Issuance of Pre-Funded Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Pre-Funded Warrant Shares, all of which taxes and expenses shall be paid by the Corporation, and such Pre-Funded Warrant Shares shall be issued in the name of the Holder. The Corporation shall pay all transfer agent fees required for same-day processing of any Notice of Exercise, as well as all fees to CDS and the Depository Trust Company (or another established clearing corporation performing similar functions) required for same day electronic delivery of the Pre-Funded Warrant Shares.

(f) Closing of Books. The Corporation will not close its shareholder books or records in any manner which prevents the timely exercise of this Pre-Funded Warrant, pursuant to the terms hereof.

2.4 Holder's Exercise Limitations

(a) The Corporation shall not effect any exercise of this Pre-Funded Warrant, and a Holder shall not have the right to exercise any portion of this Pre-Funded Warrant, pursuant to SECTION 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's affiliates (as such term is defined in Rule 144 under the U.S. Securities Act)), and any other Person that is a member of a "group" (as defined in Rule 13d-5(b)(1) under the U.S. Exchange Act) (such Persons, "Attribution Parties"), would beneficially own Common Shares in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Attribution Parties shall include the number of Common Shares issuable upon exercise of this Pre-Funded Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Pre-Funded Warrant beneficially owned by the Holder or any of its affiliates or other Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Corporation (including, without limitation, any other securities of the Corporation or a subsidiary which would entitle the holder thereof to acquire at any time Common Shares, including without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates or other Attribution Parties. Beneficial ownership shall be calculated in accordance with: (i) Section 1.8 of National Instrument 62-104 Take-Over Bids and Issuer Bids ("NI 62-104"), it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 1.8 of NI 62-104 or (ii) Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.

(b) To the extent that the limitation contained in this Section 2.4 applies, the determination of whether this Pre-Funded Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates or other Attribution Parties) and of which portion of this Pre-Funded Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Pre-Funded Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates or other Attribution Parties) and of which portion of this Pre-Funded Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Pre-Funded Warrant that are not in compliance with the Beneficial Ownership Limitation (other than to the extent that information on the number of outstanding Common Shares is provided by the Corporation and relied upon by the Holder).

(c) For purposes of this Section 2.4, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation's most recent periodic or annual report filed with the Canadian securities commissions, United States securities commissions or Cboe Canada Inc. ("Cboe Canada"), as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent written notice by the Corporation or its transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Corporation shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including this Pre-Funded Warrant, by the Holder or its affiliates or other Attribution Parties since the date as of which such number of outstanding Common Shares was reported.

(d) The "Beneficial Ownership Limitation" shall be:

(i) [INSERT IF ELECTED BY HOLDER: [4.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Pre-Funded Warrants; provided, however, that: (A) the Holder may, in its sole discretion, elect that this subsection (i) ceases to apply to the Holder by sending written notice of such election to the Corporation, in which case this subsection (i) will cease to apply to the Holder on the 61st day after receipt of such notice or on such later date specified in the notice;]

(ii) 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Pre-Funded Warrants; provided, however, that: (A) the Holder may, in its sole discretion, subject to (B) elect that this subsection (ii) ceases to apply to the Holder by sending written notice of such election to the Corporation, in which case this subsection (ii) will cease to apply to the Holder on the 61st day after receipt of such notice or on such later date specified in the notice, and (B) the Holder has filed, and Cboe Canada has cleared for acceptance, a personal information form in the form prescribed by Cboe Canada ("PIF"); or

(iii) if the Holder has made the election set out in subsection (ii)(A) and Cboe Canada has cleared for acceptance a PIF in accordance with subsection (ii)(B), 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Pre-Funded Warrants; provided, however, that (A) the Holder may, in its sole discretion, subject to (B), elect that this subsection (ii) ceases to apply to the Holder by sending written notice of such election to the Corporation, in which case this subsection (ii) will cease to apply to the Holder and (B) the requisite shareholder approval has been obtained in accordance with applicable Cboe Canada and NYSE American policies or the policies of such exchange(s) on which the Common Shares are listed at the relevant time.

Upon receipt of the notice under subsection (iii) above, the Corporation shall use its commercially reasonable best efforts to obtain the requisite shareholder approval in accordance with applicable Cboe Canada and NYSE American rules or the policies of such exchange(s) on which the Common Shares are listed at the relevant time to permit the Pre-Funded Warrant exercise as soon as practicable. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.4 to correct this Section 2.4 (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Pre-Funded Warrant.

SECTION 3 CERTAIN ADJUSTMENTS

3.1 Stock Dividends and Splits

Subject to approval by Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), if the Corporation, at any time while this Pre-Funded Warrant is outstanding:

(a) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon exercise of this Pre-Funded Warrant or any other Pre-Funded Warrants),

(b) subdivides outstanding Common Shares into a larger number of shares,

(c) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or

(d) issues by reclassification of the outstanding Common Shares any capital shares of the Corporation,

then in each case the number of Pre-Funded Warrant Shares shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately after such event and of which the denominator shall be the number of Common Shares outstanding immediately before such event. Simultaneously with any adjustement to the number of Pre-Funded Warrant Shares, the Exercise Price shall be increased or decreased proprotionately, so that after such adjustment, the aggregate Exercise Price payable hereunder for the increased or decreased number of Pre-Funded Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustement. Any adjustment made pursuant to this Section 3.1 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution (provided, that such adjustment shall be reversed if such dividend or distribution is terminated prior to the making thereof) and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. If a dispute shall at any time arise with respect to any adjustment of the Exercise Price, the number of Common Shares purchasable pursuant to this Pre-Funded Warrant certificate or any adjustments provided for in this Section 4, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants of recognized national standing as may be selected by the directors of the Corporation, acting reasonably and in good faith, and any such determination will be binding upon the Corporation and the Holder. The Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

3.2 Fundamental Transaction

If, at any time while this Pre-Funded Warrant is outstanding:

(a) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person,

(b) the Corporation (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions,

(c) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares,

(d) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or

(e) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a "Fundamental Transaction"), then, upon any subsequent exercise of this Pre-Funded Warrant, and subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), the Holder shall have the right to receive, for each Pre-Funded Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2.4 on the exercise of this Pre-Funded Warrant), the number of common shares of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Pre-Funded Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2.4 on the exercise of this Pre-Funded Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Corporation shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Pre-Funded Warrant following such Fundamental Transaction. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the "Successor Entity") to assume in writing all of the obligations of the Corporation under this Pre-Funded Warrant in accordance with the provisions of this Section 3.2 pursuant to written agreements prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Pre-Funded Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Pre-Funded Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Pre-Funded Warrant (without regard to any limitations on the exercise of this Pre-Funded Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Pre-Funded Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Corporation” under this Pre-Funded Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Pre-Funded Warrant referring to the "Corporation" shall refer instead to each of the Corporation and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Corporation, may exercise every right and power of the Corporation prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Corporation prior thereto under this Pre-Funded Warrant with the same effect as if the Corporation and such Successor Entity or Successor Entities, jointly and severally, had been named as the Corporation herein; provided, however, that to the extent that the Holder’s right to participate in any such Fundamental Transaction rights would result in the Holder and its Attribution Parties, collectively, beneficially owning in excess of the Beneficial Ownership Limitation of the Common Shares that would be issued and outstanding following receipt of such Fundamental Transaction rights (such excess amount of Common Shares, the "Excess Fundamental Transaction Rights"), then the Holder shall not be entitled to participate in such Fundamental Transaction rights to the extent of the Excess Fundamental Transaction Rights (and shall not have the right to acquire such Excess Fundamental Transaction Rights). The Excess Fundamental Transaction Rights shall be held in abeyance for the benefit of the Holder until such time or times as (1) its right to receive some or all of the Excess Fundamental Transaction Rights would not result in the Holder and its Attribution Parties beneficially owning Common Shares in excess of the Beneficial Ownership Limitation and (2) the Holder so certifies in writing to the Corporation and specifies the number of Common Shares is able to receive without exceeding the Beneficial Ownership Limitation, at which time or times the Holder shall be granted that portion of the Excess Fundamental Transaction Rights (and any Excess Fundamental Transaction Rights granted, issued or sold on such initial Fundamental Transaction rights or on any subsequent Fundamental Transaction rights to be held similarly in abeyance) to the same extent as if there had been no such limitation. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3.2 regardless of (i) whether the Corporation has sufficient authorized Common Shares for the issuance of Pre-Funded Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Corporation or any Successor Entity shall, at the Holder's option, exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Pre-Funded Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Pre-Funded Warrant on the date of the consummation of such Fundamental Transaction, provided, however, that, if the Fundamental Transaction is not within the Corporation's control, including not approved by the Corporation's Board of Directors, the Holder shall only be entitled to receive from the Corporation's or any Successor Entity the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Common Shares of the Corporation in connection with such Fundamental Transaction.  The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five (5) Trading Days of the Holder's election (or, if later, on the effective date of the Fundamental Transaction).  As used herein, “Black Scholes Value” means the value of this Pre-Funded Warrant based on the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg Financial Markets determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of (i) 100% and (ii) the 100 day volatility, each obtained from the HVT function on Bloomberg Financial Markets (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP of the Common Shares immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP of the Common Shares immediately prior to the consummation of such Fundamental Transaction (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

3.3 Subsequent Rights Offerings

In addition to any adjustments pursuant to Section 3.1 above, if, subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), at any time the Corporation grants, issues or sells any Common Shares or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Pre-Funded Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

3.4 Pro Rata Distributions

During such time as this Pre-Funded Warrant is outstanding, and subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), if the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Pre-Funded Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Pre-Funded Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial or constructive ownership of any Common Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

3.5 No Adjustment

Notwithstanding anything in this SECTION 3, no adjustment shall be made in the acquisition rights attached to the Pre-Funded Warrants if the issue of Common Shares is being made in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued on or prior to October 28, 2025 provided that such existing instruments are not amended on or after such date to increase the number of shares issuable pursuant to the terms thereof, to decrease the conversion price, exercise price or other relevant price thereof or to extend the term thereof.

3.6 Calculations

All calculations under this SECTION 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this SECTION 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

3.7 Notice to Holder

(a) Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this SECTION 3, the Corporation shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Pre-Funded Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(b) Notice to Allow Exercise by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any capital shares of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Corporation (or any of its Subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Shares is converted into other securities, cash or property, (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, or (F) a Fundamental Transaction shall have occurred then, in each case, the Corporation shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Pre-Funded Warrant Register of the Corporation, at least five (5) Business Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their shares of the Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Pre-Funded Warrant constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice on SEDAR+ and EDGAR. The Holder shall remain entitled to exercise this Pre-Funded Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

SECTION 4 TRANSFER OF PRE-FUNDED WARRANT

4.1 Transferability

Neither this Pre-Funded Warrant nor any of the rights hereunder may be transferred, in whole or in part; provided that the Pre-Funded Warrant Shares issued upon exercise of this Pre-Funded Warrant may be transferred in whole or in part by the Holder without requiring the consent of the Corporation.

4.2 New Pre-Funded Warrants

This Pre-Funded Warrant may be divided or combined with other Pre-Funded Warrants upon presentation hereof at the aforesaid office of the Corporation, together with a written notice specifying the names and denominations in which new Pre-Funded Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4.1, as to any transfer which may be involved in such division or combination, the Corporation shall execute and deliver a new Pre-Funded Warrant or Pre-Funded Warrants in exchange for the Pre-Funded Warrant or Pre-Funded Warrants to be divided or combined in accordance with such notice. All Pre-Funded Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical to this Pre-Funded Warrant except as to the number of Pre-Funded Warrant Shares issuable pursuant thereto.

4.3 Pre-Funded Warrant Register

The Corporation shall register this Pre-Funded Warrant, upon records to be maintained by the Corporation for that purpose (the "Pre-Funded Warrant Register"), in the name of the record Holder hereof from time to time. The Corporation may deem and treat the registered Holder of this Pre-Funded Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

SECTION 5 MISCELLANEOUS

5.1 No Rights as Shareholder Until Exercise; No Settlement in Cash

This Pre-Funded Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Corporation prior to the exercise hereof as set forth in Section 2.3(a), except as expressly set forth in SECTION 3. In no event shall the Corporation be required to net cash settle an exercise of this Pre-Funded Warrant.

5.2 Loss, Theft, Destruction or Mutilation of Pre-Funded Warrant

The Corporation covenants that upon receipt by the Corporation of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Pre-Funded Warrant or any share certificate relating to the Pre-Funded Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Pre-Funded Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Pre-Funded Warrant or share certificate, if mutilated, the Corporation will make and deliver a new Pre-Funded Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Pre-Funded Warrant or share certificate.

5.3 Saturdays, Sundays, Holidays, etc.

If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

5.4 Authorized Shares

(a) The Corporation will take all such reasonable action as may be necessary to assure that such Pre-Funded Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the trading market upon which the Common Shares may be listed. The Corporation covenants that all Pre-Funded Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Pre-Funded Warrant will, upon exercise of the purchase rights represented by this Pre-Funded Warrant and payment for such Pre-Funded Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Corporation in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(b) Except and to the extent as waived or consented to by the Holder, the Corporation shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Pre-Funded Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate to protect the rights of Holder as set forth in this Pre-Funded Warrant against impairment. Without limiting the generality of the foregoing, the Corporation will (i) take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable Pre-Funded Warrant Shares upon the exercise of this Pre-Funded Warrant and (ii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Corporation to perform its obligations under this Pre-Funded Warrant.

(c) Before taking any action which would result in an adjustment in the number of Pre-Funded Warrant Shares for which this Pre-Funded Warrant is exercisable or in the Exercise Price, the Corporation shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be reasonably necessary from any public regulatory body or bodies having jurisdiction thereof.

5.5 Jurisdiction

All questions concerning the construction, validity, enforcement and interpretation of this Pre-Funded Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Pre-Funded Warrant (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Pre-Funded Warrant), and hereby irrevocably waives, and agrees not to assert in any action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Pre-Funded Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action, suit or Proceeding to enforce any provisions of this Pre-Funded Warrant, the prevailing party in such action, suit or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or Proceeding.

5.6 Restrictions

The Holder acknowledges that the Pre-Funded Warrant Shares acquired upon the exercise of this Pre-Funded Warrant, if not registered, will have restrictions upon resale imposed by U.S. state and federal securities laws. If Pre-Funded Warrant Shares are issued in a cashless exercise, the Corporation acknowledges and agrees that in accordance with Section 3(a)(9) of the U.S. Securities Act, the Pre-Funded Warrant Shares shall take on the characteristics of the Pre-Funded Warrants being exercised, and the holding period of the Pre-Funded Warrant Shares being issued may be tacked on to the holding period of the Pre-Funded Warrants. The Corporation agrees not to take any position contrary to this Section 5.6.

5.7 Nonwaiver and Expenses

No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Pre-Funded Warrant, if the Corporation willfully and knowingly fails to comply with any provision of this Pre-Funded Warrant, which results in any material damages to the Holder, the Corporation shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses, including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

5.8 Notices

Any notice, request or other document required or permitted to be given or delivered to the Holder by the Corporation shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth herein or on the books and records of the Corporation at or prior to 5:30 p.m. (New York City time) on a Trading Day, with no rejection notice received, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth herein or on the books and records of the Corporation on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, with no rejection notice received, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be the address as set forth herein or on the books and records of the Corporation.

5.9 Limitation of Liability

No provision hereof, in the absence of any affirmative action by the Holder to exercise this Pre-Funded Warrant to purchase Pre-Funded Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Corporation, whether such liability is asserted by the Corporation or by creditors of the Corporation.

5.10 Remedies

The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Pre-Funded Warrant. The Corporation agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Pre-Funded Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

5.11 Successors and Assigns

Subject to applicable securities laws, this Pre-Funded Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Corporation and the successors and permitted assigns of Holder. The provisions of this Pre-Funded Warrant are intended to be for the benefit of any Holder from time to time of this Pre-Funded Warrant and shall be enforceable by the Holder or holder of Pre-Funded Warrant Shares.

5.12 Amendment

This Pre-Funded Warrant may be modified or amended or the provisions hereof waived with the written consent of the Corporation and the Holder.

5.13 Severability

Wherever possible, each provision of this Pre-Funded Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Pre-Funded Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Pre-Funded Warrant.

5.14 Headings

The headings used in this Pre-Funded Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Pre-Funded Warrant.

5.15 Currency

All references to currency herein shall be deemed to refer to United States dollars, unless otherwise specified.

5.16 No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Pre-Funded Warrant certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

5.17 Time

Time shall be the essence hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Pre-Funded Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

CYBIN INC.

By:
Name:
Title:

EXHIBIT A

NOTICE OF EXERCISE

TO: CYBIN INC.

The undersigned hereby elects to purchase ________ Pre-Funded Warrant Shares of the Corporation pursuant to the terms of the attached Pre-Funded Warrant, and tenders herewith payment of the Exercise Price in full, together with all applicable transfer taxes, if any.

Payment shall take the form of (check applicable box):

☐	In lawful money of the United States; or

☐	In the event there is no effective Registration Statement registering, or no current prospectus available for, the Pre-Funded Warrants Shares, by the cancellation of such number of Pre-Funded Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2.2(b) of the Pre-Funded Warrant, to exercise this Pre-Funded Warrant with respect to the maximum number of Pre-Funded Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2.2(b) of the Pre-Funded Warrant.

The undersigned hereby irrevocably directs that the said Pre-Funded Warrant Shares be issued, registered and delivered as follows (one (only) of the following must be checked):

☐ by certificates (please confirm DRS statements or physical certificates); or

☐ DRS Statements ☐ physical certificates

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

☐ by electronic deposit (please confirm CDS or DWAC settelement); or

☐ CDS Settlement ☐ DWAC Settlement

CDS Settlement

Name and Address of Registered Holder	Delivery Address	Number of Common Shares

CDS & Co. 300-100 Adelaide Street West Toronto, ON M5H 1S3	Participant: ______________________________________
CUID: _________________________________________
Deposit ID: _____________________________________
Participant Contact: _______________________________
Telephone: ______________________________________

DWAC Settlement

Name and Address of Registered Holder	Delivery Address	Number of Common Shares

Cede & Co. 55 Water St. New York, NY 10041	Participant: ______________________________________
DTC Participant #: ________________________________
Account: ________________________________________
Participant Contact: _______________________________
Telephone: ______________________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

Exhibit B

Form of Warrant

[Attached.]

A final base shelf prospectus containing important information relating to the securities offered has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendments thereto and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The terms of the securities described in this document are preliminary and subject to change. Cybin Inc. has filed a registration statement (and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and other documents Cybin Inc. has filed with the SEC for more complete information about Cybin Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; and TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846, or by email at TD.ECM_Prospectus@tdsecurities.com.

COMMON SHARE PURCHASE WARRANT

CYBIN INC.

Warrant Shares: [●]	Date: [●], 2025

THIS COMMON SHARE PURCHASE WARRANT (the "Warrant") certifies that, for value received, [●] or its permitted assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "Initial Exercise Date") and on or prior to 5:00 p.m. (Eastern time) on the Termination Date (as defined in Section 1), subject to the acceleration in accordance with sections 2.3(i) or 2.3(j) but not thereafter, to subscribe for and purchase from Cybin Inc., a company existing under the laws of the Province of Ontario (Canada) (the "Corporation"), up to [●] common shares in the capital of the Corporation (the "Common Shares") at a purchase price per Common Share (each, as subject to adjustment hereunder, a "Warrant Share") equal to the Exercise Price (as defined in Section 2.2(a)).

SECTION 1 DEFINITIONS

In addition to the terms defined elsewhere in this Warrant, the following terms have the following meanings:

"Business Day" means any day other than Saturday, Sunday or any other day (excluding Lincoln's Birthday (February 12) and Election Day) on which commercial banks in the City of New York are authorized or required by law or other governmental action to remain closed; provided that, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay-at-home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

"Cboe Canada" means the Cboe Canada Inc.

"NYSE American" means NYSE American LLC.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Proceeding" means an action, claim, suit, arbitration, hearing, investigation, notice of violation, inquiry or proceeding (including an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing or (to the Corporation's knowledge) otherwise.

"Registration Statement" means the Corporation's Registration Statement on Form F-10 (File No. 333-289139), including any applicable prospectus supplements thereto, or such other form as may be available to the Corporation relating to and providing for the registration of the Warrants and Warrant Shares.

"Termination Date" means the date that is the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of CYB003 in major depressive disorder (NCT06564818); and (iii) thirty days following the date of the VWAP Acceleration Notice (as defined herein), given in accordance with s. 2.3(i).

"Trading Day" means a day on which the NYSE American is open for trading.

"Trading Market" means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: Cboe Canada and NYSE American (or any successors to any of the foregoing).

"Transfer Agent" means Odyssey Trust Company, at its principal office at 1230 - 300 5 Avenue SW, Calgary, Alberta T2P 3C4, and any successor transfer agent of the Corporation.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. person" has the meaning ascribed to such term in Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"United States" has the meaning ascribed to such term in Regulation S under the U.S. Securities Act.

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) the daily volume weighted average price of the Common Shares for such date (or if no trading occurs on such date, on the nearest preceding date on which trades occurred) on the principal trading market on which the Common Shares are then listed or quoted in the United States (b) if the Common Shares are not then listed or quoted on a trading market in the United States but are listed or quoted on a trading market in Canada, the daily volume weighted average price of the Common Shares for such date (or if no trading occurs on such date, on the nearest preceding date on which trades occurred) on the principal trading market on which the Common Shares are then listed or quoted in Canada, converted into U.S. dollars based on the average daily rate of exchange reported by the Bank of Canada for the date of such trades (or, if no rate is reported for such date, the rate so reported for the next preceding date on which a rate was reported), or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

SECTION 2 EXERCISE

2.1 Exercise of Warrant

Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Corporation of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the notice of exercise in the form attached hereto as Exhibit A (the "Notice of Exercise") and payment of the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Corporation until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Corporation for cancellation within three (3) Business Days of the date on which the final Notice of Exercise is delivered to the Corporation. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Corporation shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Corporation shall deliver any objection to any Notice of Exercise within two (2) Business Days of receipt of such notice. The Holder and any permitted assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

2.2 Exercise Price

The exercise price per Warrant Share under this Warrant shall be US$8.14, subject to adjustment hereunder (the "Exercise Price").

2.3 Mechanics of Exercise

(a) Delivery of Warrant Shares Upon Exercise. The Corporation shall cause the Warrant Shares purchased hereunder to be transmitted by its transfer agent to the Holder by either (A) if there is an effective Registration Statement registering the Warrant Shares, by crediting the account of the Holder's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system ("DWAC") if the Corporation is then a participant in such system, (B) electronic book entry by crediting the account of the Holder's or its designee's balance account with CDS the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise or (C) by direct registration system ("DRS") statement or a physical certificate, in each case, by the date that is the earlier of (i) one (1) Trading Day after the delivery to the Corporation of the Notice of Exercise and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Corporation of the Notice of Exercise (the "Warrant Share Delivery Date").

Upon delivery of the Notice of Exercise and receipt by the Corporation of the Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares. If the Corporation fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Corporation shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the third (3rd) Trading Day after the Warrant Share Delivery Date) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Corporation agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, "Standard Settlement Period" means the standard settlement period, expressed in a number of Trading Days, on the Corporation's primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise.

(b) Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Corporation shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(c) Rescission Rights. If the Corporation fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2.3(a) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

(d) Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Corporation fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2.3(a) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder's brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Corporation shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Corporation was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Corporation timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Corporation shall be required to pay the Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

(e) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a Warrant Share which the Holder would otherwise be entitled to purchase upon such exercise, the Corporation shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(f) Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Corporation, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B duly executed by the Holder and the Corporation may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Corporation shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

(g) Closing of Books. The Corporation will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(h) Restrictive Legends. If at any time following the date hereof a registration statement registering the resale of the Warrant Shares is not effective or is not otherwise available for the resale of the Warrant Shares, the Corporation shall promptly notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the resale of the Warrant Shares (it being understood and agreed that the foregoing shall not impair the ability of the Corporation to comply with applicable federal and state securities laws).

(i) VWAP Acceleration. Until the Termination Date, upon any consecutive five (5) Trading Day period (the "Measurement Period") that the Common Shares on the NYSE American (or such other principal exchange or market on which the Common Shares are listed and posted for trading) trade at a VWAP that is equal to or greater than $19.53 per Common Share (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the issuance date of this Warrant) for each of such Trading Days, the Corporation may accelerate the Termination Date of the Warrants by giving notice to the holder through the issuance of a press release (the "VWAP Acceleration Notice") and in such case the Warrants shall expire on the thirtieth (30th) day after the date on which such notice is given by the Corporation (together, the "VWAP Acceleration Right"). Notwithstanding anything to the contrary set forth in this Warrant, the Corporation may not issue a VWAP Acceleration Notice or require the cancellation of this Warrant and any such VWAP Acceleration Notice shall be void, unless, from the beginning of the Measurement Period through the date of the VWAP Acceleration Notice, (1) the Corporation shall have honored in accordance with the terms of this Warrant all Notices of Exercise delivered by 6:30 p.m. (New York City time) on the date of the VWAP Acceleration Notice, and (2) a Registration Statement shall be effective as to all Warrant Shares and the prospectus thereunder available for use by the Corporation for the sale of all such Warrant Shares to the Holder, and (3) the Holder is not in possession of any information that constitutes, or might constitute, material non-public information which was provided by the Corporation, any of its subsidiaries, or any of their officers, directors, employees, agents or affiliates (4) (x) the Common Shares are listed on each of Cboe Canada and NYSE American (or other exchanges in Canada and the United States), (y) the Corporation has not received any written threat or notice of delisting or suspension by Cboe Canada or NYSE American (or other exchanges in Canada and the United States) with a reasonable prospect of delisting, after giving effect to all applicable notice and appeal periods; and (z) no such delisting or suspension is reasonably likely to occur or is pending based on the Corporation falling below the minimum listing maintenance requirements of such Trading Market.

(j) APPROACH Trial Data Acceleration. The Termination date will be accelerated by giving notice to the holder through the issuance of a press release on the results of the topline data for APPROACH trial of CYB003 in major depressive disorder (NCT06564818). In such case the Warrants shall expire on the thirtieth (30th) day after the date on which such notice is given by the Corporation.

2.4 Holder's Exercise Limitations

(a) The Corporation shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to SECTION 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder's affiliates (as such term is defined in Rule 144 under the U.S. Securities Act)), and any other Person that is a member of a "group" (as defined in Rule 13d-5(b)(1) under the U.S. Exchange Act) (such Persons, "Attribution Parties"), would beneficially own Common Shares in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Attribution Parties shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its affiliates or other Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Corporation (including, without limitation, any other securities of the Corporation or a subsidiary which would entitle the holder thereof to acquire at any time Common Shares, including without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates or other Attribution Parties. Beneficial ownership shall be calculated in accordance with (i) Section 1.8 of National Instrument 62-104 Take-Over Bids and Issuer Bids ("NI 62-104"), it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 1.8 of NI 62-104 or (ii) Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.

(b) To the extent that the limitation contained in this Section 2.4 applies, the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates or other Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation.

(c) For purposes of this Section 2.4, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation's most recent periodic or annual report filed with the Canadian securities commissions, United States securities commission or Cboe Canada, as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Corporation shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including this Warrant, by the Holder or its affiliates or other Attribution Parties since the date as of which such number of outstanding Common Shares was reported.

(d) The "Beneficial Ownership Limitation" shall be 9.99% (or, upon election by a Holder prior to the issuance of any Warrants, 4.99%) of the number of the Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Warrants. The Holder, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2.4(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2.4(d) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Corporation. In the event that the issuance of Common Shares to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, collectively being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation, the number of shares so issued by which the aggregate beneficial ownership of the Holder and its Attribution Parties exceeds such limitation (the "Excess Shares") shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Corporation shall return to the Holder the exercise price paid by the Holder for the Excess Shares and the Holder shall return the Excess Shares to the Corporation.

The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.4 to correct this Section 2.4 (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

SECTION 3 CERTAIN ADJUSTMENTS

3.1 Stock Dividends and Splits

Subject to approval by Cboe Canada and NYSE American (or any such rules and policies on any stock exchange that the Common Shares are listed on), if the Corporation, at any time while this Warrant is outstanding:

(a) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon exercise of this Warrant or any other Warrants),

(b) subdivides outstanding Common Shares into a larger number of shares,

(c) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or

(d) issues by reclassification of the outstanding Common Shares any capital shares of the Corporation,

then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3.1 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution (provided, that such adjustment shall be reversed if such dividend or distribution is terminated prior to the making thereof) and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. If a dispute shall at any time arise with respect to any adjustment of the Exercise Price, the number of Common Shares purchasable pursuant to this Warrant certificate or any adjustments provided for in this Section 4, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants of recognized national standing as may be selected by the directors of the Corporation, acting reasonably and in good faith, and any such determination will be binding upon the Corporation and the Holder. The Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

3.2 Fundamental Transaction

If, at any time while this Warrant is outstanding:

(a) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person,

(b) the Corporation (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions,

(c) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares,

(d) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or

(e) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a "Fundamental Transaction"), then, upon any subsequent exercise of this Warrant, and subject to the prior approval of Cboe Canada and NYSE American (or as necessary, any stock exchange that the Common Shares are listed on), the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2.4 on the exercise of this Warrant), the number of common shares of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2.4 on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Corporation shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the "Successor Entity") to assume in writing all of the obligations of the Corporation under this Warrant in accordance with the provisions of this Section 3.2 pursuant to written agreements prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term "Corporation" under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant referring to the "Corporation" shall refer instead to each of the Corporation and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Corporation, may exercise every right and power of the Corporation prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Corporation prior thereto under this Warrant with the same effect as if the Corporation and such Successor Entity or Successor Entities, jointly and severally, had been named as the Corporation herein; provided, however, that to the extent that the Holder's right to participate in any such Fundamental Transaction rights would result in the Holder and its Attribution Parties, collectively, beneficially owning in excess of the Beneficial Ownership Limitation of the Common Shares that would be issued and outstanding following receipt of such Fundamental Transaction rights (such excess amount of Common Shares, the "Excess Fundamental Transaction Rights"), then the Holder shall not be entitled to participate in such Fundamental Transaction rights to the extent of the Excess Fundamental Transaction Rights (and shall not have the right to acquire such Excess Fundamental Transaction Rights). The Excess Fundamental Transaction Rights shall be held in abeyance for the benefit of the Holder until such time or times as (1) its right to receive some or all of the Excess Fundamental Transaction Rights would not result in the Holder and its Attribution Parties beneficially owning Common Shares in excess of the Beneficial Ownership Limitation and (2) the Holder so certifies in writing to the Corporation and specifies the number of Common Shares is able to receive without exceeding the Beneficial Ownership Limitation, at which time or times the Holder shall be granted that portion of the Excess Fundamental Transaction Rights (and any Excess Fundamental Transaction Rights granted, issued or sold on such initial Fundamental Transaction rights or on any subsequent Fundamental Transaction rights to be held similarly in abeyance) to the same extent as if there had been no such limitation. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3.2 regardless of (i) whether the Corporation has sufficient authorized Common Shares for the issuance of Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Corporation or any Successor Entity shall, at the Holder's option, exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction, provided, however, that, if the Fundamental Transaction is not within the Corporation's control, including not approved by the Corporation's Board of Directors, the Holder shall only be entitled to receive from the Corporation's or any Successor Entity the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Common Shares of the Corporation in connection with such Fundamental Transaction.  The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five (5) Trading Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction).  As used herein, "Black Scholes Value" means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the "OV" function on Bloomberg Financial Markets determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of (i) 100% and (ii) the 100 day volatility, each obtained from the HVT function on Bloomberg Financial Markets (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP of the Common Shares immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP of the Common Shares immediately prior to the consummation of such Fundamental Transaction (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

3.3 Subsequent Rights Offerings

In addition to any adjustments pursuant to Section 3.1 above, if, subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), at any time the Corporation grants, issues or sells any Common Shares or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder's right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

3.4 Pro Rata Distributions

During such time as this Warrant is outstanding, and subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), if the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial or constructive ownership of any Common Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

3.5 No Adjustment

Notwithstanding anything in this SECTION 3, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued on or prior to October 28, 2025 provided that such existing instruments are not amended on or after such date to increase the number of shares issuable pursuant to the terms thereof, to decrease the conversion price, exercise price or other relevant price thereof or to extent the term thereof.

3.6 Calculations

All calculations under this SECTION 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this SECTION 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

3.7 Notice to Holder

(a) Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this SECTION 3, the Corporation shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(b) Notice to Allow Exercise by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any capital shares of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Corporation (or any of its Subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Shares is converted into other securities, cash or property, (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, or (F) a Fundamental Transaction shall have occurred then, in each case, the Corporation shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Corporation, at least five (5) Business Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their shares of the Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice on SEDAR+ and EDGAR. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

3.8 Voluntary Adjustment by Corporation. Subject to the rules and regulations of the Trading Market, the Corporation may at any time during the term of this Warrant subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount for any period of time deemed appropriate by the board of directors of the Corporation.

3.9 Cboe Approval. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 3, the Corporation shall take any and all actions which may be necessary, including obtaining regulatory or other governmental, Cboe Canada or other applicable securities exchange, corporate or shareholder approvals or exemptions, in order that the Corporation may thereafter validly and legally issue as fully paid and non-assessable all shares, or all other securities or other property, that the Holder is entitled to receive upon exercise of this Warrant pursuant to this Section 3.

SECTION 4 TRANSFER OF WARRANT

4.1 Transferability

This Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Corporation or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Corporation shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Corporation unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Corporation within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Corporation assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

4.2 New Warrants

This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Corporation, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4.2, as to any transfer which may be involved in such division or combination, the Corporation shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date of this Warrant and shall be identical to this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

4.3 Warrant Register

The Corporation shall register this Warrant, upon records to be maintained by the Corporation for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Corporation may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

SECTION 5 MISCELLANEOUS

5.1 No Rights as Shareholder Until Exercise

This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Corporation prior to the exercise hereof as set forth in Section 2.3(a), except as expressly set forth in SECTION 3.

5.2 Loss, Theft, Destruction or Mutilation of Warrant

The Corporation covenants that upon receipt by the Corporation of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Corporation will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

5.3 Saturdays, Sundays, Holidays, etc.

If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

5.4 Authorized Shares

(a) The Corporation covenants that, at all times during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Corporation further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Corporation will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Corporation covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Corporation in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(b) Except and to the extent as waived or consented to by the Holder, the Corporation shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Corporation will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Corporation to perform its obligations under this Warrant.

(c) Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Corporation shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

5.5 Jurisdiction

All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Warrant), and hereby irrevocably waives, and agrees not to assert in any action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action, suit or Proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or Proceeding.

5.6 Restrictions

The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by U.S. state and federal securities laws.

5.7 Nonwaiver and Expenses

No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Warrant, if the Corporation willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Corporation shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

5.8 Notices

Any notice, request or other document required or permitted to be given or delivered to the Holder by the Corporation shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth herein or on the books and records of the Corporation at or prior to 5:30 p.m. (New York City time) on a Trading Day, with no rejection notice received, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth herein or on the books and records of the Corporation on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, with no rejection notice received, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be the address as set forth herein or on the books and records of the Corporation.

5.9 Limitation of Liability

No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Corporation, whether such liability is asserted by the Corporation or by creditors of the Corporation.

5.10 Remedies

The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Corporation agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

5.11 Successors and Assigns

Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Corporation and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

5.12 Amendment

This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Corporation and the Holder. Notwithstanding the foregoing and for the avoidance of doubt, the limitation contained in Section 2.4(d) may not be amended, modified or waived and shall apply to a successor holder of a Warrant.

5.13 Severability

Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

5.14 Headings

The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

5.15 Currency

All references to currency herein shall be deemed to refer to United States dollars, unless otherwise specified.

5.16 No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

5.17 Time

Time shall be the essence hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

CYBIN INC.

By:
Name: Title:

EXHIBIT A

NOTICE OF EXERCISE

TO: CYBIN INC.

The undersigned hereby elects to purchase ________ Warrant Shares of the Corporation pursuant to the terms of the attached Warrant, and tenders herewith payment of the Exercise Price in full, together with all applicable transfer taxes, if any.

The undersigned hereby irrevocably directs that the said Warrant Shares be issued, registered and delivered as follows (one (only) of the following must be checked):

 by certificates (please confirm DRS statements or physical certificates); or

☐ CDS Settlement	☐ DWAC Settlement

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

 by electronic deposit (please confirm CDS or DWAC settelement); or

☐ CDS Settlement	☐ DWAC Settlement

CDS Settlement

Name and Address of Registered Holder	Delivery Address	Number of Common Shares
CDS & Co. 300-100 Adelaide Street West Toronto, ON M5H 1S3	Participant:___________________ CUID: ______________________ Deposit ID: __________________ Participant Contact: ___________ Telephone: __________________	__________________

DWAC Settlement

Name and Address of Registered Holder	Delivery Address	Number of Common Shares
Cede & Co. 55 Water St. New York, NY 10041	Participant:___________________ DTC Participant #:_____________ Account: __________________ Participant Contact: ___________ Telephone: __________________	__________________

[SIGNATURE OF HOLDER]

Name of Investing Entity: __________________________________________________________________

Signature of Authorized Signatory of Investing Entity: ____________________________________________

Name of Authorized Signatory: ______________________________________________________________

Title of Authorized Signatory: _______________________________________________________________

Date: ___________________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:	(Please Print)

Address:	(Please Print)

Phone Number:

Email Address:

Dated:____________ _____, ______

Holder's Signature:

Holder's Address:

Exhibit C

Subsidiaries of the Company

Adelia Therapeutics Inc.

Adelia is authorized to issue 15,000,000 shares, consisting of 10,000,000 common shares and 5,000,000 preferred shares. As of the date hereof, 5,880,148 common shares are issued and outstanding as fully paid and non-assessable shares.

Cybin Corp.

Cybin Corp. is authorized to issue (a) an unlimited number of common shares; and (b) an unlimited number of preference shares, issuable in series. As of the date hereof, 138,521,414 common shares are issued and outstanding as fully paid and non-assessable shares and no preference shares are issued and outstanding.

Cybin US Holdings Inc.

Cybin US Holdings Inc. is authorized to issue 6,000,000 shares, all of which shares are designated as common stock, of which (i) 3,000,000 shares shall be shares of Class A common shares and (ii) 3,000,000 shares shall be shares of Class B common shares. As of the date hereof, 1,629,352.82 Class A common shares are issued and outstanding as fully paid and non-assessable shares.

Cybin IRL Limited

The share capital of Cybin IRL Limited consists of Ordinary Shares of US$1.00 each. As of the date hereof, 271,680 Ordinary Shares of US$1.00 each are issued and outstanding as fully paid and non-assessable shares.

Cybin UK Ltd

The share capital of Cybin UK Ltd consists of an unlimited number of ordinary shares. As of the date hereof, 255,079,477 ordinary shares are issued and outstanding as fully paid and non-assessable ordinary shares.

Cybin Orient Limited

The share capital of Cybin Orient Limited consists of an unlimited number of shares. As of the date hereof, 100 shares are issued and outstanding as fully paid and non-assessable shares.

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Exhibit D

Material Subsidiaries of the Company

Adelia Therapeutics Inc.

Cybin Corp.

Cybin US Holdings Inc.

Cybin IRL Limited

D-1

Exhibit E

Contact Information for Canadian Securities Commissions

Alberta Securities Commission	Nunavut Securities Office
Suite 600, 250 - 5th Street SW
Calgary, Alberta T2P 0R4
Telephone: (403) 297-6454
Toll free in Canada: 1-877-355-0585
Facsimile: (403) 297-2082
Public official contact regarding indirect collection of information: FOIP Coordinator	Department of Justice
Government of Nunavut
1st Floor, Brown Building
P.O. Box 1000 - Station 570
Iqaluit, NU  X0A 0H0
Telephone: (867) 975-6590
Facsimile: (867) 975-6594
Public official contact regarding indirect collection of information: Superintendent of Securities

British Columbia Securities Commission	Ontario Securities Commission
P.O. Box 10142,
Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Inquiries: (604) 899-6854
Toll free in Canada: 1-800-373-6393
Facsimile: (604) 899-6581
Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection of information: FOI Inquiries	20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314
Toll free in Canada: 1-877-785-1555
Facsimile: (416) 593-8122
Email: exemptmarketfilings@osc.gov.on.ca
Public official contact regarding indirect collection of information: Inquiries Officer

The Manitoba Securities Commission	Prince Edward Island Securities Office
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5
Telephone: (204) 945-2548
Toll free in Manitoba: 1-800-655-5244
Facsimile: (204) 945- 0330
Public official contact regarding indirect collection of information: Director	95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283
Public official contact regarding indirect collection of information: Superintendent of Securities

Financial and Consumer Services Commission (New Brunswick)	Autorité des marchés financiers
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2
Telephone: (506) -658-3060
Toll free in Canada: 1-866-933-2222
Facsimile: (506) 658-3059
Email: info@fcnb.ca
Public official contact regarding indirect collection of information: Chief Executive Officer and Privacy Officer	800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337 or 1-877-525-0337
Facsimile: (514) 873-6155
(For filing purposes only)
Facsimile: (514) 864-6381
(For privacy requests only)
Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers); fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers)
Public official contact regarding indirect collection of information: Secrétaire générale

E-1

Government of Newfoundland and Labrador Financial Services Regulation Division	Financial and Consumer Affairs Authority of Saskatchewan
P.O. Box 8700
Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, Newfoundland and Labrador A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187
Public official contact regarding indirect collection of information: Superintendent of Securities	Suite 601 - 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2 Telephone: (306) 787-5879 Facsimile: (306) 787-5899 Public official contact regarding indirect collection of information: Director

Northwest Territories	Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities
Department of Justice
Government of Northwest Territories
1st Floor Stuart M. Hodgson Building
5009 - 49th Street
P.O. Box 1320
Yellowknife, NT X1A 2L9
Telephone: (867) 767-9305
Facsimile: (867) 873-0243
Public official contact regarding indirect collection of information: Superintendent of Securities	Community Services, Yukon Government
307 Black Street, 1st Floor,
Whitehorse, Yukon Y1A 2N1
Telephone: (867) 667-5466
Facsimile: (867) 393-6251
Public official contact regarding indirect collection of information: Superintendent of Securities

Nova Scotia Securities Commission
Suite 400, 5251 Duke Street
Duke Tower, P.O. Box 458
Halifax, Nova Scotia B3J 2P8
Telephone: (902) 424-7768
Facsimile: (902) 424-4625
Public official contact regarding indirect collection of information: Executive Director

E-2